The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

06018781

November 20, 2006

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

SUPPL

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Notice Regarding Revision of Forecast for the Annual Dividend and Distribution of Retained Earnings (Interim Dividend)

Notice concerning Financial Results for the First Half Fiscal Year 2006

Notice concerning Explanatory Material 1st Half Fiscal Year 2006 ended on Sep. 30,2006

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

PROCESSED
NOV 29 2006
THOMSON
FINANCIAL

dlw 11/27

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By ______________________

Name: Toru Matsuura
Title: Controller

The Sumitomo Trust & Banking Co., Ltd.
NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

RETURN RECEIPT REQUESTED

November 20, 2006

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Notice Regarding Revision of Forecast for the Annual Dividend and Distribution of Retained Earnings (Interim Dividend)

Notice concerning Financial Results for the First Half Fiscal Year 2006

Notice concerning Explanatory Material 1st Half Fiscal Year 2006 ended on Sep. 30,2006

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By ______________________

Name: Matsuura, Toru
Title: Controller

November 20, 2006

The Sumitomo Trust & Banking Co., Ltd.

Notice Regarding Revision of Forecast for the Annual Dividend and Distribution of Retained Earnings (Interim Dividend)

The Sumitomo Trust and Banking Co., Ltd. ("Sumitomo Trust") hereby announces that Sumitomo Trust, at the meeting of the Board of Directors held on November 20, 2006, revised its forecast for the annual dividend and resolved upon its distribution of retained earnings as of September 30 2006, as the record date (interim dividend).

1. Reason for the amendment

Sumitomo Trust's dividend policy is to increase its consolidated dividend payout ratio ("Payout Ratio") to approximately 30% in the midterm, comprehensively evaluating the situation of its earnings and possible strategic investment opportunities. In this fiscal year, it plans to determine its annual dividend in the mid 20% Payout Ratio.

Under the dividend policy above, it has amended the forecast for the annual dividend for the common stock of FY 2006. Based on the forecast for the financial results of FY2006, it has increased its forecast for annual dividend per share by 2 yen from its previous forecast announced in May (5 yen increase from previous fiscal year) , to 17 yen. (Refer to 2 below.)

In addition, it has resolved at the board of meeting upon its distribution of retained earnings as its interim dividend. (Refer to 3 below) Interim dividend will be 8.50 yen per share, which is 1 yen increase from the previous forecast (7.50 yen per share), and half of the revised forecast of its annual dividend.

2. Amendment of forecast for dividend

	Dividend per share (yen)			(For reference)
Record date	End of the first half FY	End of FY	In total	Payout ratio
Previous forecast (as of May 22, 2006)	7.50	7.50	15.00	23.9%
Amended forecast	–	8.50	17.00	23.7%
FY2006 (Actual)	8.50	--	--	--
FY2005 (Actual)	6.00	6.00	12.00	20.0%

3. Outline of the dividend payment from surplus

(yen)	Amount	Previous forecast (as of May 22, 2006)	FY2005 (Actual)
Record date	2006/9/30	2006/9/30	2005/9/30
Dividend per share	8.50	7.50	6.00
Total dividend amount	14,221 million	--	10,022 million
Effective date	2006/12/8	--	2005/12/9
Source of the dividend	Retained earnings	--	Retained earnings

For enquiries, please contact

IR Office, Financial Management Department

Telephone: +81-3-3286-8354 Fax: +81-3-3286-4654

COMPANY
INFORMATION

The Sumitomo Trust & Banking Co., Ltd.
4-4, Marunouchi 1-chome, Chiyoda-ku, TOKYO 100-8233 JAPAN

Nov. 20 2006

Financial Results for the First Half Fiscal Year 2006

The Sumitomo Trust and Banking Company, Limited ("the Bank" hereafter) announces its financial results for the first half fiscal year 2006 ended September 30, 2006 and forecasts for full fiscal year 2006 ending March 31, 2007. The financial summary is stated as follows.

Financial Results for the First Half Fiscal Year 2006 <under Japanese GAAP>

Half Year ended September 30	Millions of Yen, except for percentages			Millions of U.S.Dollars
	2006 (unaudited)	2005	% change	2006
<Consolidated>				
Operating Income	387,772	376,643	3.0	3,289.3
Operating Profits	99,175	87,910	12.8	841.3
Net Income	63,960	53,717	19.1	542.5
Total Assets	20,915,021	18,355,615	13.9	177,411.3
Total Net Assets	1,308,862	——	——	11,102.4
Stockholders' Equity	——	982,883	——	——
Per Share	Yen		change	U.S.Dollars
Net Income	38.23	32.23	6.00	0.32
Net Income (fully diluted)	38.22	32.22	6.00	0.32
Total Net Assets	686.21	——	——	5.82
Stockholders' Equity	——	588.41	——	——
	%		change	
BIS Capital Adequacy Ratio	11.55 (preliminary)	11.16	0.39	
Cash Flows	Millions of Yen			Millions of U.S.Dollars
Cash Flows from Operating Activities	(728,314)	885,380		(6,177.9)
Cash Flows from Investing Activities	134,943	(763,027)		1,144.7
Cash Flows from Financing Activities	130,474	(54,971)		1,106.8
Cash and Cash Equivalents at End of the First Half Fiscal Year	227,889	220,778		1,933.1

Notes : 1. This financial information is summarized translations of the brief financial statements (Kessan Tanshin) and explanatory material.

2. U.S. dollar amounts are converted, for convenience only, at 117.89 yen per dollar (Interbank rate in Tokyo at September 30, 2006).

3. All amounts less than one million yen are presented on a rounding down basis.

4. Average number of shares during the fiscal (half) year ended :
   September 30, 2006: Common Stock 1,672,921,488
   September 30, 2005: Common Stock 1,666,720,295
   March 31, 2006 : Common Stock 1,668,962,652
5. Number of issued shares as of :
   September 30, 2006: Common Stock 1,673,087,922
   September 30, 2005: Common Stock 1,670,414,289
   March 31, 2006 : Common Stock 1,672,570,765
6. Consolidation and Application of the Equity Method

(1)Consolidated Companies	27		Companies
(newly consolidated)		4	Companies
(excluded)		1	Company
(2)Companies Accounted for by the Equity Method	10		Companies
(newly accounted for by the Equity Method)		1	Company
(excluded)		-	Company

Half Year ended September 30	Millions of Yen, except for percentages 2006 (unaudited)	2005	% change	Millions of U.S.Dollars 2006
<Non-consolidated>				
Operating Income	267,231	263,332	1.5	2,266.8
Operating Profits	85,925	76,912	11.7	728.9
Net Income	55,486	49,737	11.6	470.7
Total Assets	20,689,248	18,008,333	14.9	175,496.2
Total Net Assets	1,117,762	—	—	9,481.4
Stockholders' Equity	—	970,505	—	—
Per Share	Yen		change	U.S.Dollars
Net Income	33.17	29.84	3.33	0.28
Interim Dividends [Common Stock]	8.50	6.00	2.50	0.07
Net Assets	668.08	—	—	5.67
Stockholders' Equity	—	581.00	—	—
	%		change	
Equity to Total Assets Ratio	5.4	5.4	0.0	

The Sumitomo Trust & Banking Co., Ltd.

Nov. 20 2006

Income Forecasts for Fiscal Year 2006

	Millions of Yen Full Fiscal Year
<Consolidated>	
Operating Income	820,000
Operating Profits	190,000
Net Income	120,000
	Yen
Net Income per Share	71.72

	Millions of Yen Full Fiscal Year
<Non-consolidated>	
Operating Income	550,000
Operating Profits	160,000
Net Income	100,000
	Yen
Net Income per Share	59.77
Annual Dividends per Share [Common Stock]	17.00
Interim	8.50
Year-end	8.50

Note : Income forecasts are based on information, which is available at this moment, and assumptions of uncertain factors, which may effect on future operating results. Actual results may differ materially from those forecasts depending on various future events.

For further information, please contact Hitoshi Sato / Financial Management Department at 03-3286-8354 by phone, 03-3286-4654 by facsimile, or e-mail : satohit@sumitomotrust.co.jp.

Consolidated Balance Sheet

(Millions of Yen)

	Sep-06 (A) (unaudited)	Sep-05 (B)	Change (A−B)	Mar-06 (C)	Change (A−C)
Assets:					
Cash and Due from Banks	555,165	418,948	136,217	892,274	(337,109)
Call Loans and Bills Bought	196,001	192,107	3,893	440,945	(244,944)
Receivables under Securities Borrowing Transactions	205,065	-	205,065	-	205,065
Monetary Claims Bought	632,298	272,866	359,432	583,153	49,145
Trading Assets	437,934	285,912	152,022	435,044	2,890
Money Held in Trust	14,598	13,344	1,254	14,768	(169)
Securities	5,739,238	5,435,630	303,608	5,767,544	(28,305)
Loans and Bills Discounted	10,687,582	9,719,159	968,422	10,186,276	501,305
Foreign Exchanges	3,882	3,990	(108)	3,083	798
Other Assets	1,666,539	1,185,997	480,541	1,608,153	58,386
Premises and Equipment	——	111,019	——	109,653	——
Tangible Fixed Assets	91,083	——	——	——	——
Intangible Fixed Assets	138,340	——	——	——	——
Deferred Tax Assets	20,044	34,869	(14,824)	20,320	(275)
Goodwill	——	8,718	——	113,165	——
Customers' Liabilities for Acceptances and Guarantees	607,069	735,575	(128,506)	533,760	73,308
Reserve for Possible Loan Losses	(79,823)	(62,524)	(17,298)	(76,206)	(3,616)
Total Assets	20,915,021	18,355,615	2,559,406	20,631,938	283,083
Liabilities:					
Deposits	11,102,415	9,885,884	1,216,531	10,363,233	739,181
Negotiable Certificates of Deposit	2,300,783	1,857,570	443,213	2,408,656	(107,873)
Call Money and Bills Sold	224,967	362,093	(137,125)	669,023	(444,055)
Payables under Repurchase Agreements	1,010,513	1,238,746	(228,233)	983,715	26,798
Payables under Securities Lending Transactions	291,461	213,332	78,128	703,050	(411,589)
Trading Liabilities	49,383	35,906	13,477	69,861	(20,477)
Borrowed Money	746,343	369,854	376,489	417,089	329,254
Foreign Exchanges	7	16	(8)	1	6
Short-term Corporate Bonds	374,989	82,100	292,889	331,600	43,389
Bonds and Notes	519,448	339,100	180,348	377,600	141,848
Borrowed Money from Trust Account	1,490,588	1,594,606	(104,018)	1,733,446	(242,858)
Other Liabilities	787,406	527,388	260,018	664,394	123,012
Reserve for Employees' Bonus	5,753	5,337	416	5,790	(36)
Reserve for Employee Retirement Benefits	9,830	9,998	(167)	10,204	(374)
Deferred Tax Liabilities	78,787	43	78,744	77,022	1,765
Deferred Tax Liabilities for Land Revaluation	6,408	6,539	(130)	6,410	(1)
Acceptances and Guarantees	607,069	735,575	(128,506)	533,760	73,308
Total Liabilities	19,606,159	17,264,092	2,342,066	19,354,861	251,298
Minority Interests	——	108,638	——	159,085	——
Stockholders' Equity:					
Capital Stock	——	287,053	——	287,283	——
Capital Surplus	——	240,472	——	240,703	——
Retained Earnings	——	313,501	——	349,751	——
Revaluation Reserve for Land, Net of Taxes	——	(3,633)	——	(3,740)	——
Net Unrealized Gains on Securities Available for Sale, Net of Taxes	——	151,986	——	248,116	——
Foreign Currency Translation Adjustments	——	(5,221)	——	(3,871)	——
Treasury Stock	——	(1,274)	——	(251)	——
Total Stockholders' Equity	——	982,883	——	1,117,991	——
Total Liabilities, Minority Interest and Stockholders' Equity	——	18,355,615	——	20,631,938	——
Net Assets:					
Owners' Equity:	931,621	——	——	——	——
Capital Stock	287,457	——	——	——	——
Capital Surplus	240,877	——	——	——	——
Retained Earnings	403,602	——	——	——	——
Treasury Stock	(316)	——	——	——	——
Valuation and Translation Adjustments:	216,460	——	——	——	——
Net Unrealized Gains on Securities Available for Sale, Net of Taxes	232,520	——	——	——	——
Net Deferred Losses on Hedging Instruments, Net of Taxes	(7,907)	——	——	——	——
Revaluation Reserve for Land, Net of Taxes	(3,735)	——	——	——	——
Foreign Currency Translation Adjustments	(4,416)	——	——	——	——
Minority Interests	160,780	——	——	——	——
Total Net Assets	1,308,862	——	——	——	——
Total Liabilities and Net Assets	20,915,021	——	——	——	——

Notes to Consolidated Balance Sheet at the end of the First Half Fiscal Year 2006

1. Trading Assets and Liabilities

Transactions for "Trading Purposes" (purposes for seeking to capture gains arising from short-term changes in interest rates, currency exchange rates, commodity prices in markets or securities prices in markets and other market-related indices or from differences between markets) are included in "Trading Assets" and "Trading Liabilities" on a trade date basis.

Trading account securities and monetary claims are stated at market value of the balance sheet date and financial derivatives for trading purposes, such as swaps, futures or options, are valued on the assumption that they are settled at the balance sheet date.

2. Securities

Under the accounting standard for financial instruments, the Bank is required to explicitly determine the objectives of holding each security and classify them into (1) securities held for trading purposes ("trading securities"), (2) debt securities intended to be held to maturity ("held to maturity debt securities"), (3) equity securities issued by subsidiaries and affiliated companies, or (4) all other securities that are not classified in any of the above categories ("available for sale securities").

Held to maturity debt securities are carried at amortized cost, using the moving average method. Equity securities issued by subsidiaries and affiliated companies that are not consolidated or accounted for using the equity method are stated at moving average cost.

Japanese stocks classified as available for sale securities with fair market value are revaluated at the average fair market value of the final month in the first half fiscal year.

Securities other than Japanese stocks classified as available for sale securities with fair market value are revaluated at the balance sheet date.

Available for sale securities without fair market value are carried at cost or amortized cost using the moving average method.

Net unrealized gains (losses) on securities available for sale, net of taxes are recorded as a separate component of net assets and reported on the consolidated balance sheet.

3. Securities Invested In Money Held In Trust

Securities invested in money held in trust, which is solely entrusted by the Bank for security trading purpose, are revalued at the fair market value.

4. Derivative Financial Instruments

Derivative financial instruments other than trading purposes are valued on the assumption that they are settled at the balance sheet date (the mark-to-market accounting method).

5. Tangible Fixed Assets

Tangible fixed assets are primarily depreciated using the declining-balance method over the following estimated useful lives. Buildings acquired after March 31,1998 are depreciated using the straight-line method.

Buildings : 3 to 60 years
Equipment : 2 to 20 years

Tangible fixed asset of subsidiaries and affiliates are depreciated mainly using the declining-balance method over the estimated useful lives.

6. Intangible Fixed Assets

Intangible fixed assets are primarily depreciated using the straight-line method. Expenses related to software for internal use are capitalized in "Intangible Fixed Assets" and amortized over the estimated useful lives, generally 5 years.

Goodwill is amortized over certain periods reasonably determined case by case no longer than 20 years, or expensed as incurred during the current fiscal year if it is deemed immaterial.

7. Delivery Costs of Stocks, Issuance Costs of Bonds and Discounts of Bonds

Delivery costs of stocks and issuance costs of bonds are charged to expenses when incurred.

The Bank adopted the revised Accounting Standards Board of Japan (hereafter "ASBJ") Statement No.10, "Accounting Standards for Financial Instruments" (revised by the ASBJ on August 11, 2006). Accordingly, bonds issued after April 1, 2006, are carried at amortized cost using the straight-line method. As the result, Discounts of bonds included in "Other Assets" was decreased by 226 million yen, "Short-term Corporate Bond" was decreased by 110 million yen and "Bonds and Notes" was decreased by 116 million yen.

In addition, the Bank adopted the transitional treatment of the Practical Issues Task Force No.19, "Tentative Solution on Accounting for Deferred Assets" (issued by the ASBJ on August 11, 2006). As the result, discounts of bonds and notes at the March 31, 2006 were depreciated using the straight-line method over the lives of the instruments, and deducted from "Bonds and Notes."

8. Foreign currency translation

Assets and liabilities denominated in foreign currencies are primarily translated into yen at the exchange rate at the balance sheet date.

Assets and liabilities of consolidated overseas subsidiaries are translated into yen at the exchange rate at the each balance sheet date.

9. Reserve for possible loan losses

As for the Bank, reserve for possible loan losses is provided as detailed below, pursuant to the internal rules for self-assessment of assets' quality and the internal rules regarding reserves for possible credit losses.

For claims to debtors who are legally bankrupt (due to bankruptcy, subject to the Japanese Civil Rehabilitation Law, suspension of transactions with banks by the rules of clearinghouses, etc.) or virtually bankrupt, the specific reserve is provided based on the amount of claims, after direct deduction described below, net of the amount expected to be collected through the disposal of collateral or execution of guarantees.

For claims to debtors who are likely to become bankrupt, the specific reserve is provided based on the amount considered to be necessary by on an overall solvency assessment, on net amounts expected to be collected through the disposal of collateral or execution of guarantees.

Among for claims to debtors with more than certain amount of the Bank's claims to debtors, 1) who are likely to become bankrupt, 2) to whom the Bank has Restructured Loans, or 3) whom the Bank classifies as "Special Mention Debtors" other than substandard ones meeting certain credit criteria, where future cash flows from capital collection and interest receipt could be reasonably estimated, a reserve is provided for the difference between the present value of expected future cash flows discounted at the original contracted interest rate before relaxing to support and the current book value of the claims.

For claims that are classified to the categories other than above, the general reserve is provided based on the historical loan-loss-ratio.

The reserve for loans to borrowers in specific foreign countries is provided based on expected losses due to the political and economic situation of these countries.

All claims are assessed by the responsible branches and the Global Credit Supervision Department based on the internal rules for self-assessment of assets' quality. The Corporate Risk Management Department, which is independent from branches and credit supervision division, subsequently conducts the audits of their assessments, and the reserve is adjusted to reflect the audit results.

As for the consolidated subsidiaries, the reserve for possible loan losses is provided based on the historical loan-loss-ratio for ordinary claims, and based on the amount expected to be uncollectible for each specific claim, respectively.

And for claims to debtors who are legally bankrupt or virtually bankrupt with collateral or guarantees, the expected uncollectible amount, net of amounts expected to be collected through the disposal of collateral or through the execution of guarantees, are deducted directly out of the original amount of claims. The deducted amount was 34,910 million yen.

10. Reserve for employees' bonus

Reserve for employees' bonus is provided for the estimated employees' bonuses attributable to the first half fiscal year.

11. Reserve for employee retirement benefits

Reserve for employee retirement benefits is provided based on the projected benefit obligation and the fair value of the plan assets at the fiscal year end.

Prior service cost is recognized in expenses using the straight-line method over the average expected remaining service years (mainly 10 years). Actuarial gains and losses are recognized in expenses using the straight-line method over the average expected remaining service years (mainly 10 years).

12. Accounting for leases

Finance leases where the ownership of the property is not transferred to the lessee are accounted for by the accounting treatment which is equivalent to operating leases.

13. Derivatives and hedge accounting

(Interest Related Transactions)

The Bank manages interest rate risk arising from various assets and liabilities, such as loans, bills discounted, deposits, etc., by using financial derivative transactions and applies deferred hedge accounting regulated by "Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Auditing Committee Report No.24, hereafter "Report No. 24"). In hedging activities to offset changes in the fair value of deposits, loans, etc., as hedged items, the Bank designates hedged items and interest rate swaps etc. as hedging transactions by grouping them by their maturities. As for cash-flow-hedge, the effectiveness of the hedge is assessed by confirming the correlation between the fluctuant factor of interest rate for hedged items and for hedging transactions. In accordance with "Temporary Treatment for Accounting and Auditing concerning Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Auditing Committee Report No.15), the bank had adopted "Macro Hedge Accounting" to account for certain interest related derivatives, which were utilized to manage interest rate exposure of certain changes of transactions such as loans and deposits.

Deferred hedge income (losses) resulted from "Macro Hedge Accounting", which are included in "Other Assets" and "Other Liabilities" in the consolidated balance sheet, are amortized over the remaining period for each hedging transaction. At the balance sheet date, deferred hedge losses and income (before net of taxes) resulted from "Macro Hedge Accounting" were 66,227 million yen and 64,829 million yen, respectively.

(Currency Related Transactions)

The Bank manages foreign exchange risk arising from various assets and liabilities denominated in foreign currencies by using financial derivative transactions and applies deferred hedge accounting regulated by "Treatment for Accounting and Auditing of Application of Accounting Standard for Foreign Currency Transactions in Banking Industry" (JICPA Industry Auditing Committee Report No. 25, hereafter "Report No. 25"). The Bank designates specific currency swaps and foreign exchange swaps made to mitigate foreign exchange risks arising from monetary claims and debts denominated in foreign currencies as hedging transactions. The effectiveness of the hedge is assessed by confirming that the monetary claims and debts denominated in foreign currency as hedged items exceed the position of those hedging transactions. The Bank also applies fair value hedge to mitigate foreign currency exchange rate exposure in available for sale securities denominated in foreign currencies (other than bonds)as "Portfolio Hedges" when hedged foreign currency securities are specified in advance to the inception of the transactions and spot forward liabilities exist on a foreign currency basis that exceed acquisition costs of the foreign currency securities designated as hedged items.

(Internal Hedge Transactions)

Profits and losses arisen from hedging instruments such as interest rate swaps and cross currency swaps among consolidated subsidiaries and between the trading account and other accounts are either accounted as income or deferred as asset or liability and are not eliminated. This treatment is allowed by the Report No. 24 and 25, under which the Bank operated strictly and nonarbitrarily in conformity with the standard equivalent to the third-party cover transactions which are required for hedge qualification.

(Others)

As for specific assets and liabilities, the Bank also applies the individual deferred hedge accounting. Consolidated subsidiaries apply the individual fair value hedge accounting and the accrual-basis hedge accounting on interest rate swaps.

14. Investments in Stocks of Affiliated Companies

Investments in stocks of affiliated companies were 37,023 million yen.

15. Accumulated Depreciation of Tangible Fixed Assets

Accumulated depreciation of tangible fixed assets was 104,884 million yen.

16. Delinquent Loans

"Loans in Bankruptcy Proceedings" and "Other Delinquent Loans" were 1,281 million yen and 57,592 million yen, respectively.

Loans in bankruptcy proceedings are non-accrual loans outstanding (not including direct write-off portion of loans) to borrowers who are legally bankrupt as defined in Article 96 1-3 or 4 of Enforcement Ordinance for the Corporation Tax Law.

Other delinquent loans are non-accrual loans other than 1) loans in bankruptcy proceedings and 2) loans of which interest payments are rescheduled in order to assist the restructuring of borrowers.

17. Loans More than Three Months Past Due

"Loans More than Three Months Past Due" amounted to 2 million yen.

Loans more than three months past due are those loans for which principal or interest payments are more than three months past due from the date succeeding the due date, excluding those loans classified as delinquent loans.

18. Restructured Loans

"Restructured Loans" amounted 66,548 million yen.

Restructured loans are those loans whose terms have been relaxed to support borrowers who are in financial difficulties excluding delinquent loans and loans more than three months past due.

19. Total of Delinquent Loans, Loans More than Three Months Past Due and Restructured Loans

The total of "Loans in Bankruptcy Proceedings", "Other Delinquent Loans", "Loans More than Three Months Past Due" and "Restructured Loans" amounted 125,425 million yen. In addition, Amounts described in Notes 16 to 19 were before deducting reserve for possible loan losses.

20. Revaluation Reserve for Land

In accordance with the "Law Concerning Revaluation Reserve for Land," the Bank recorded unrealized revaluation loss in net assets, of which deferred tax was deducted from the gross surplus, based on the evaluations as of March 31, 1999.

21. Other Assets

"Other Assets" in the consolidated balance sheet includes the amount of 6,316 million yen of provisional payment of the withholding tax. For this issue, the Bank received reassessment notice from the tax office claiming the Bank's responsibility for collecting withholding tax on some of its repurchase agreement transactions. The Bank filed a petition with the National Tax Tribunal objecting to such tax imposition, whereby the Bank's petition was dismissed on February 22, 2005. However, the Bank disputed the alleged legal basis for this imposition, and then filed a lawsuit in the Tokyo District Court on March 31, 2005 and the claim is currently in litigation.

22. Borrowed Money

Borrowed money included subordinate debt of 138,500 million yen.

23. Bonds and Notes

All bonds and notes are subordinated.

24. Principal of Guaranteed Trust Account

Principals of Jointly-Operated Money Trusts ("JOMTs") and Loan Trust, whose repayment of the principal is guaranteed by the Bank, were 919,227 million yen and 829,453 million yen, respectively.

25. Net Income per Share 686.20 yen

The Bank adopted the ASBJ Guidance No.4, "Guidance on Accounting Standard for Earnings Per Share" (revised by the ASBJ on January 31, 2006). Accordingly, the Bank includes net of differed hedge income and losses in the calculation of earnings per share. As the result, the earnings per share decreased by 4.72 yen compared to the previous method.

26. Presentations of Net Assets

Due to the introduction of the ASBJ Statement No.5, "Accounting Standards for Presentation of Net Assets in the Balance Sheet" (issued by the ASBJ on December 9, 2005) and the ASBJ Guidance No.8, "Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet" (issued by the ASBJ on December 9, 2005) from the first half fiscal year after the enactment of the "Corporate Law," the appended forms in the "Enforcement Ordinance of the Banking Law" have been revised from the fiscal year starting April, 1, 2006 by the Cabinet Office Ordinance No. 60, April 28, 2006. The presentations have been changed as follows.

(1) "Stockholders' Equity" is presented as "Net Assets," which is composed of "Owners' Equity", "Valuation and Translation Adjustments" and "Minority Interests." "Stockholders' Equity" under the previous definition would have been 1,155,989 million yen at the balance sheet date.

(2) Losses and gains as well as fair values from hedging instruments, formerly netted and included in "Other Assets," are accounted, net of taxes, in "Net Deferred Losses on Hedging Instruments, Net of Taxes" in "Valuation and Translation Adjustments."

(3) "Minority Interests" formerly stated after "Liabilities," is presented in "Net Assets."

(4) Former "Premises and Equipment" were reclassified into "Tangible Fixed Assets", "Intangible Fixed Assets" or "Other Assets".

(5) Software asset formerly included in "Other Assets," is presented in "Intangible Fixed Assets."

(6) Goodwill formerly shown independently in the balance sheet is shown in a part of "Intangible Fixed Assets". As the result, amortization of goodwill, formerly charged to "Other Operating Expenses" in "Operating Expenses," was charged to "General and Administrative Expenses" in "Operating Expenses."

27. Investment Associations

The Bank adopted the ASBJ Practical Issues Task Force No.20, "Practical Solution on Application of Contol Criteria and Influence Criteria to Investment Associations" (issued by the ASBJ on September 8, 2006). However, the adoption did not have a material impact on the Bank's financial condition.

28. Notice of Initiation of Tender Offer

The Bank resolved at a meeting of the Board of Directors on October 13, 2006 to initiate a tender offer (hereinafter "Tender Offer") under the Securities Law of Japan for the common shares of STB Leasing Co., Ltd. (hereinafter "STBL"), subject to official approval from relevant authorities, as follows.

(1) Objective of Tender Offer

The Bank has been actively pursuing strategic investments and capital/business alliances, against the backdrop of its financial soundness, in order to accelerate organic growth and to enhance customer and business franchises.

The Bank's group now has two leasing companies, Sumishin Matsushita Financial Services Co., Ltd. (herein after "SMFC") which has strength in a wide variety of financial functions and a vast customer franchise, and STBL which has strength in leasing to large corporations. In the leasing industry, a further increase in competition and lower profitability are expected partly because of expected revision of the accounting rule regarding leasing transactions. Therefore, expansion, diversification and integration of their businesses are urgent issues for these companies.

In responding to such changes in the business environment, the Bank undertakes the Tender Offer in order to make STBL its wholly owned subsidiary. Upon the completion of the Tender Offer, the Bank plans to clearly position STBL as one of its core subsidiaries and will aim to strengthen its competitiveness by effectively utilizing the management resources of the Bank's group.

The Bank will pursue intergroup reorganization of the two companies in 2008 after discussion with Matsushita Electric Industrial Co., Ltd. (hereinafter "Matsushita Electric"), a joint partnership shareholder of SMFC. The Bank

plans to conduct integrated finance businesses providing a wide variety of financial services such as leasing and credit card business to its diversified customer base, such as large corporations, small and medium corporations, private company owners and retail customers. Thus, the Bank will aim to strengthen its non-bank businesses and achieve sustainable growth in its consolidated earnings.

STBL resolved at a meeting of the Board of Directors on October 13, 2006 to recommend support for the Tender Offer.

(2) Outline of the Tender Offer

①Outline of Subject Company

1) Company name	STB Leasing Company Limited
2) Main area of business	Total leasing businesses (leasing, installment sales, business loans and related businesses)
3) Location	2-3-4 Nihonbashi, Chuo-ku, Tokyo
4) Representative	Jiro Araki, President and CEO
5) Capital	5,064 million yen (as of September 30, 2006)
6) Number of total issued shares	21,584,300 shares (Common Shares)
7) Total Assets	500,341 million yen (as of September 30, 2006)

②Type of Shares to be Purchased : Common Shares

③Tender Offer Period : From October 24, 2006 (Tuesday) to November 27, 2006 (Monday), 35 days

④Purchase Price : 2,050 yen per share

⑤Basis for Calculating Purchase Price :

The Purchase Price was determined by taking into consideration various factors including the market price of STBL shares, the financial condition and projected earnings of STBL, a valuation of the STBL's stock conducted by Daiwa Securities SMBC Co., Ltd. as a third party, and "Amendment of Forecast for Financial Results of the FY2006" announced by STBL on October 13, 2006. The Purchase Price is approximately 35% higher than the average closing price of STBL shares on the first section of the Tokyo Stock Exchange for the one-month period ended October 13, 2006, the announcement date of the Tender Offer.

⑥Number of Shares Planned to be Purchased : 20,614,300 shares

⑦Change in Number of Shares Held by The Bank

Number of Shares Held Prior to the Tender Offer: 970,000 shares(Ownership Ratio 4.49% as of September 30,2006)

Note) The Bank also owns 35,000 shares of STBL in its Trust B account. The number of shares above does not include those held by The Bank's specially related parties, defined in Article 9 of the Enforcement Regulations of the Securities Law of Japan.

Number of Shares Held After the Tender Offer: 21,584,300 shares (Ownership Ratio 100%)

⑧Date of Public Notification : October 24, 2006 (Tuesday)

⑨Tender Offer Agent : Daiwa Securities SMBC Co., Ltd.
Daiwa Securities Co., Ltd. (a sub-agent of Daiwa Securities SMBC Co., Ltd.)

⑩Funds Required for the Tender Offer : Approximately 42.3 billion yen (Plan)

(3) Agreement with STBL Regarding the Tender Offer

STBL resolved at a meeting of the Board of Directors on October 13, 2006 to recommend support for the Tender Offer.

STBL has announced its intention to pursue intergroup reorganization with SMFC in 2008 after discussion with Matsushita Electric in the event that STBL becomes a wholly owned subsidiary of the Bank as a result of the Tender Offer.

Consolidated Statement of Income

(Millions of Yen)

	Sep-06 (A) (unaudited)	Sep-05 (B)	Change (A−B)	Mar-06
Operating Income:				
Trust Fees	35,867	32,083	3,784	68,900
Interest Income:	162,271	120,913	41,358	271,359
Interest on Loans and Discounts	85,867	63,491	22,375	137,367
Interest and Dividends on Securities	61,383	49,147	12,235	117,590
Fees and Commissions	59,705	52,658	7,046	124,999
Trading Income	3,612	2,470	1,142	6,317
Other Operating Income	112,620	128,227	(15,606)	234,106
Other Income	13,694	40,291	(26,596)	84,190
Total Operating Income	387,772	376,643	11,128	789,875
Operating Expenses:				
Interest Expenses:	79,618	50,629	28,989	120,386
Interest on Deposits	39,584	24,627	14,957	57,363
Fees and Commissions	13,076	12,009	1,066	24,427
Trading Expenses	-	51	(51)	812
Other Operating Expenses	93,235	93,159	76	200,514
General and Administrative Expenses	91,870	87,828	4,041	174,527
Other Expenses	10,795	45,053	(34,258)	97,256
Total Operating Expenses	288,596	288,733	(136)	617,925
Operating Profits	99,175	87,910	11,265	171,949
Extraordinary Profits	179	4,995	(4,815)	1,738
Extraordinary Losses	1,372	1,100	272	2,347
Income before Income Taxes and Others	97,982	91,805	6,177	171,340
Provision for Income Taxes and Others:				
Current	13,391	1,568	11,822	5,074
Deferred	18,403	34,232	(15,828)	61,978
Minority Interests	2,226	2,286	(59)	4,218
Net Income	63,960	53,717	10,242	100,069

Notes to Consolidated Statement of Income for the First Half Fiscal Year 2006

1. Net Income per Share 38.23 yen
2. Net Income per Share (fully diluted) 38.22 yen
3. Trading Profits and Losses
   Profits and losses on trading transactions are shown as "Trading Income" or "Trading Expenses" on a trade date basis.
4. Other Ordinary Income
   "Other Ordinary Income" includes gains on sale of stocks and other securities of 6,120 million yen.
5. Other Ordinary Expenses
   "Other Ordinary Expenses" includes provision for reserve for possible loan losses of 3,660 million yen.

Consolidated Statement of Changes in Net Asset

Half Year ended
September 30, 2006
(unaudited)

(Millions of Yen)

	Owners' Equity				
	Capital Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Owners' Equity
Balance at the End of Previous Period	287,283	240,703	349,751	(251)	877,487
Changes of Items during the Period:					
Issuance of New Shares	173	172			346
Dividends from Surplus		-	(10,035)		(10,035)
Bonuses to Directors			(70)		(70)
Net Income			63,960		63,960
Purchase of Treasury Stock				(67)	(67)
Disposal of Treasury Stock		1	-	3	4
Reversal of Revaluation Reserve for Land, Net of Taxes			(3)		(3)
Net Changes of Items Other than Owners' Equity					
Total Changes of Items during the Period	173	174	53,851	(64)	54,134
Balance at the End of the Current Period	287,457	240,877	403,602	(316)	931,621

Half Year ended
September 30, 2006
(unaudited)

(Millions of Yen)

	Valuation and Translation Adjustments						
	Net Unrealized Gains (Losses) on Securities Available for Sale, Net of Taxes	Net Deferred Gains (Losses) on Hedging Instruments, Net of Taxes	Revaluation Reserve for Land, Net of Taxes	Foreign Currency Translation Adjustments	Total Valuation and Translation Adjustments	Minority Interests	Total Net Assets
Balance at the End of Previous Period	248,116	——	(3,740)	(3,871)	240,504	159,085	1,277,076
Changes of Items during the Period:							
Issuance of New Shares							346
Dividends from Surplus							(10,035)
Bonuses to Directors							(70)
Net Income							63,960
Purchase of Treasury Stock							(67)
Disposal of Treasury Stock							4
Reversal of Revaluation Reserve for Land, Net of Taxes							(3)
Net Changes of Items Other than Owners' Equity	(15,596)	(7,907)	4	(544)	(24,044)	1,695	(22,349)
Total Changes of Items during the Period	(15,596)	(7,907)	4	(544)	(24,044)	1,695	31,785
Balance at the End of the Current Period	232,520	(7,907)	(3,735)	(4,416)	216,460	160,780	1,308,862

Notes to Consolidated Statement of Changes in Net Asset for the First Half Fiscal Year 2006

1.Issued Share and Treasury Stock

Issued Share and Treasury Stock are as follows: (Thousands of Shares)

	Number of Shares Outstanding at the End of Previous Period	Increase	Decrease	Number of Shares Outstanding at the End of Current Period
Number of issued shares:				
Common Stock	1,672,892	568	-	1,673,460
Treasury Stock:				
Common Stock	322	54	3	373

Note:

1) Issued share increased by 568 thousand shares due to exercise of stock warrants.

2) Treasury stock incresed by 54 thousand stocks due to requests for redemption of odd-lot stocks.

3) Treasury stock decreased by 3 thousand stocks due to requests for additional purchase of odd-lot stocks.

3.Dividends

Dividends are as follows:

Resolution	Type of Shares	Cash Dividends Declared	Cash Dividends per Share	Record Date	Effective Date of Distribution
29-Jun-06 Ordinary General Meeting of Shareholders	Common Stock	(Millions of Yen) 10,035	(Yen) 6.00	31-Mar-06	30-Jun-06

Dividends, which record date is by this interim period and effective date of distribution is after the end of the first half fiscal year, are as follows:

Resolution	Type of Shares	Cash Dividends Declared	Source of Distribution Surplus	Cash Dividends per Share	Record Date	Effective Date of Distribution
20-Nov-06 Board of Directors	Common Stock	(Millions of Yen) 14,221	Other Retained Earnings	(Yen) 8.50	30-Sep-06	08-Dec-06

4. Statement of Changes in Net Assets

The Bank adopted the ASBJ Statement No.6, "Statement of Changes in Net Assets" (issued by the ASBJ on December 27, 2005) and the ASBJ Guidance No.9, "Guidance on Accounting Standard for Statement of Changes in Net Assets" (issued by the ASBJ on December 27, 2005) from this first half fiscal year after the enactment of the "Corporate Law". Accordingly, Statement of Changes in Net Assets replaced Statements of Capital Surplus and Retained Earnings.

Consolidated Statement of Capital Surplus and Retained Earnings

(Millions of Yen)

	Sep-05	Mar-06
(Capital Surplus)		
Balance of Capital Surplus at Beginning of Year	240,472	240,472
Increase	-	230
Balance of Capital Surplus at End of Year	240,472	240,703
(Retained Earnings)		
Balance of Retained Earning at Beginning of Year	279,966	279,966
Increase	53,800	100,259
Decrease	20,265	30,474
Balance of Retained Earning at End of Year	313,501	349,751

Consolidated Statement of Cash Flows

(Millions of Yen)

	Sep-06 (A) (unaudited)	Sep-05 (B)	Change (A−B)	Mar-06
Cash Flows from Operating Activities :				
Income before Income Taxes and Others	97,982	91,805	6,177	171,340
Depreciation	7,488	2,622	4,866	5,475
Losses on Impairment of Fixed Assets	1,079	134	945	828
Amortization of Goodwill (Negative Goodwil)	4,169	753	3,415	5,343
Equity in Losses (Earnings) of Affiliates	(1,096)	(1,350)	254	(2,695)
Increase (Decrease) in Reserve for Possible Loan Losses	3,618	(23,375)	26,993	(19,062)
Increase (Decrease) in Reserve for Losses on Investment Securities	-	(17,958)	17,958	(17,958)
Increase (Decrease) in Reserve for Employees' Bonus	(36)	5	(42)	253
Increase (Decrease) in Reserve for Employee Retirement Benefits	(374)	(451)	76	(780)
Interest Income	(162,271)	(120,913)	(41,358)	(271,359)
Interest Expenses	79,618	50,629	28,989	120,386
Losses (Gains) on Securities	(7,871)	(25,764)	17,892	(1,690)
Losses (Gains) on Money Held in Trust	(188)	(1,397)	1,209	(2,581)
Losses (Gains) on Foreign Exchanges	(42,027)	(30,627)	(11,399)	(92,888)
Losses (Gains) on Sale of Premises and Equipment	———	934	———	1,407
Losses (Gains) on Sale of Fixed Assets	293	———	———	———
Net Decrease (Increase) in Trading Assets	(2,890)	(3,100)	209	(152,232)
Net Increase (Decrease) in Trading Liabilities	(20,477)	(15,911)	(4,566)	18,044
Net Decrease (Increase) in Loans and Bills Discounted	(501,158)	(698,513)	197,355	(1,049,936)
Net Increase (Decrease) in Deposits	739,207	751,701	(12,494)	1,224,389
Net Increase (Decrease) in Negotiable Certificates of Deposit	(107,873)	370,545	(478,418)	921,631
Net Increase (Decrease) in Borrowed Money other than Subordinated Borrowings	329,254	(172,796)	502,051	(235,562)
Net Decrease (Increase) in Due from Banks other than from Bank of Japan	(126,451)	81,881	(208,332)	79,226
Net Decrease (Increase) in Call Loans and Others	194,624	(157,510)	352,134	(713,790)
Net Decrease (Increase) in Receivables under Securities Borrowing Transactions	(205,065)	-	(205,065)	-
Net Increase (Decrease) in Call Money and Others	(417,257)	362,244	(779,502)	414,142
Net Increase (Decrease) in Paybles under Securities Lending Transactions	(411,589)	159,824	(571,413)	649,542
Net Decrease (Increase) in Foreign Exchange Assets	(798)	3,407	(4,205)	4,313
Net Increase (Decrease) in Foreign Exchange Liabilities	6	(886)	893	(901)
Net Increase (Decrease) in Short-term Corporate Bonds Liabilities	43,406	82,100	(38,693)	331,600
Net Increase (Decrease) in Borrowed Money from Trust Account	(242,858)	120,869	(363,728)	259,710
Interest Income Received on Cash Basis	170,766	129,592	41,173	290,262
Interest Expenses Paid on Cash Basis	(75,149)	(51,247)	(23,902)	(116,786)
Other - Net	(68,593)	1,367	(69,961)	(8,636)
Sub-Total	(722,513)	888,613	(1,611,126)	1,811,136
Income Tax Paid	(5,801)	(3,233)	(2,568)	(6,203)
Net Cash Provided by (Used in) Operating Activities	(728,314)	885,380	(1,613,695)	1,804,932
Cash Flows from Investing Activities :				
Purchase of Securities	(2,494,491)	(4,220,847)	1,726,355	(6,593,697)
Proceeds from Sale of Securities	2,222,673	3,358,826	(1,136,152)	4,950,377
Proceeds from Redemption of Securities	418,693	140,202	278,491	501,262
Increase in Money Held in Trust	-	(10,000)	10,000	(10,299)
Decrease in Money Held in Trust	358	-	358	106
Purchase of Premises and Equipment	———	(2,701)	———	(6,850)
Purchase of Tangible Fixed Assets	(3,819)	———	———	———
Proceeds from Sale of Premises and Equipment	———	391	———	3,034
Proceeds from Sale of Tangible Fixed Assets	65	———	———	———
Purchase of Intangible Fixed Assets	(8,636)	———	———	———
Proceeds from Sale of Intangible Fixed Assets	0	———	———	———
Purchase of Stock of New Consolidated Subsidiaries	-	(28,898)	28,898	(135,041)
Net Cash Provided by (Used in) Investing Activities	134,943	(763,027)	897,970	(1,291,109)
Cash Flows from Financing Activities :				
Proceeds from Subordinated Bonds and Convertible Bonds	184,415	29,835	154,579	79,271
Redemption of Subordinated Bonds and Convertible Bonds	(43,600)	(79,000)	35,400	(90,500)
Proceeds from Issuance of Stock	346	-	346	461
Proceeds from Issuance of Stock to Minority Stockholders	1,728	12,484	(10,756)	62,484
Dividends Paid	(10,031)	(20,002)	9,970	(30,031)
Dividends Paid to Minority Stockholders	(2,320)	(1,279)	(1,040)	(2,766)
Purchase of Treasury Stock	(67)	(43)	(24)	(111)
Proceeds from Sale of Treasury Stock	4	3,033	(3,029)	3,937
Net Cash Provided by (Used in) Financing Activities	130,474	(54,971)	185,446	22,745
Effect on Exchange Rate Changes on Cash and Cash Equivalents	(663)	1,264	(1,928)	2,749
Net Change in Cash and Cash Equivalents	(463,560)	68,646	(532,207)	539,318
Cash and Cash Equivalents at Beginning of Year	691,450	152,132	539,318	152,132
Cash and Cash Equivalents at End of Year	227,889	220,778	7,111	691,450

Notes to Consolidated Statement of Cash Flows for the First Half Fiscal Year 2006

1. Cash and Cash Equivalents

In preparing the consolidated statement of cash flows, cash and due from Bank of Japan in the case of the Bank, and cash and due from banks in the case of the consolidated subsidiaries, are considered "Cash and Cash Equivalents."

2. Reconciliation of Cash and Cash Equivalents

	(Millions of Yen)
Cash and Due from Banks	555,165
Due from Banks (excluding due from BOJ)	(327,275)
Cash and Cash Equivalents	227,889

3. Presentations of the Statement of Cash Flows

The statement of cash flows was presented under the revised appended forms in the "Enforcement Ordinance of the Banking Law" amended by the Cabinet Office Ordinance No. 60, April 28, 2006. Presentation has been amended as follows:

(1) Since "Premises and Equipment" has been restated into "Tangible Fixed Assets," "Intangible Fixed Assets" and "Other Assets" in the balance sheet, "Losses (Gains) on Sale of Fixed Assets" replaced "Losses (Gains) on Sale of Premises and Equipment." Similarly, "Purchase of Tangible Fixed Assets" replaced "Purchase of Premises and Equipment," and "Proceeds from Sales of Tangible Fixed Assets" replaced "Proceeds from Sales of Premises and Equipment."

(2) As "Purchase of Intangible Fixed Assets" and "Proceeds from Sales of Intangible Fixed Assets" are stated in the cash flows from investing activities, depreciation of intangible fixed assets is included in "Depreciation." As the result, "Depreciation" increased by 4,907 million yen and "Other · Net" decreased by the same amount.

Segment Information (Consolidated)

1. Business Segment

Half Year ended
September 30, 2006
(unaudited)

(Millions of Yen)

	Trust Banking Business	Financial-Related Business	Total	Elimination	Consolidated
Total Operating Income	276,833	114,812	391,646	(3,874)	387,772
Unaffiliated Customers	273,213	114,558	387,772	-	387,772
Intersegment	3,619	254	3,874	(3,874)	-
Total Operating Expenses	182,432	109,256	291,688	(3,092)	288,596
Operating Profits	94,401	5,556	99,957	(781)	99,175

Half Year ended
September 30, 2005

(Millions of Yen)

	Trust Banking Business	Financial-Related Business	Total	Elimination	Consolidated
Total Operating Income	269,975	109,211	379,187	(2,543)	376,643
Unaffiliated Customers	267,762	108,881	376,643	-	376,643
Intersegment	2,213	330	2,543	(2,543)	-
Total Operating Expenses	187,314	103,872	291,186	(2,453)	288,733
Operating Profits	82,661	5,339	88,000	(90)	87,910

Year ended
March 31, 2006

(Millions of Yen)

	Trust Banking Business	Financial-Related Business	Total	Elimination	Consolidated
Total Operating Income	571,782	223,066	794,848	(4,973)	789,875
Unaffiliated Customers	567,847	222,028	789,875	-	789,875
Intersegment	3,935	1,037	4,973	(4,973)	-
Total Operating Expenses	412,699	210,109	622,808	(4,883)	617,925
Operating Profits	159,083	12,956	172,040	(90)	171,949

2. Geographic Segment

Half Year ended
September 30, 2006
(unaudited)

(Millions of Yen)

	Japan	Americas	Europe	Asia/Oceania	Total	Elimination	Consolidated
Total Operating Income	336,375	24,002	19,289	14,925	394,592	(6,820)	387,772
Unaffiliated Customers	335,471	19,314	18,728	14,257	387,772	-	387,772
Intersegment	904	4,687	560	668	6,820	(6,820)	-
Total Operating Expenses	243,438	20,489	18,328	13,160	295,417	(6,820)	288,596
Operating Profits	92,937	3,512	961	1,764	99,175	0	99,175

Half Year ended
September 30, 2005

(Millions of Yen)

	Japan	Americas	Europe	Asia/Oceania	Total	Elimination	Consolidated
Total Operating Income	325,387	20,835	29,279	6,782	382,285	(5,641)	376,643
Unaffiliated Customers	324,597	17,496	28,565	5,984	376,643	-	376,643
Intersegment	790	3,338	713	798	5,641	(5,641)	-
Total Operating Expenses	242,547	17,920	28,046	5,859	294,374	(5,641)	288,733
Operating Profits	82,840	2,914	1,232	922	87,910	-	87,910

Year ended
March 31, 2006

(Millions of Yen)

	Japan	Americas	Europe	Asia/Oceania	Total	Elimination	Consolidated
Total Operating Income	672,562	44,145	69,504	17,850	804,062	(14,187)	789,875
Unaffiliated Customers	668,734	37,540	68,171	15,429	789,875	-	789,875
Intersegment	3,827	6,605	1,332	2,421	14,187	(14,187)	-
Total Operating Expenses	506,641	39,794	67,575	17,108	631,121	(13,195)	617,925
Operating Profits	165,920	4,350	1,928	741	172,941	(991)	171,949

Market Value Information for the First Half Fiscal Year 2006 (Consolidated) (unaudited)

1. Securities

The information includes a part of "Cash and Due from Banks" and "Monetary Claims Bought" treated as securities in "Accounting Standard for Financial Instruments."

(a) Held to Maturity Debt Securities with Market Value

	September 30, 2006		
Millions of Yen	*Book Value*	*Market Value*	*Net Unrealized Gain(Loss)*
Japanese Government Bonds	511,856	510,836	(1,019)
Japanese Local Government Bonds	100	99	(0)
Japanese Short-Term Corporate Bonds	-	-	-
Japanese Corporate Bonds	290,276	289,331	(944)
Others	1,387	1,408	20
Foreign Bonds	1,387	1,408	20
Total	803,619	801,676	(1,943)

Market value is based on the closing prices at the blance sheet date.

(b) Available for Sale Securities with Market Value

	September 30, 2006		
Millions of Yen	*Cost*	*Book Value*	*Net Unrealized Gain(Loss)*
Japanese Stocks	466,364	870,988	404,624
Japanese Bonds	1,230,610	1,223,885	(6,724)
Government Bonds	866,506	861,917	(4,589)
Local Government Bonds	73,816	73,089	(727)
Short-Term Corporate Bonds	-	-	-
Corporate Bonds	290,286	288,878	(1,408)
Others	2,287,965	2,274,528	(13,436)
Foreign Stocks	3,770	4,182	412
Foreign Bonds	1,869,864	1,850,446	(19,417)
Others	414,330	419,899	5,568
Total	3,984,939	4,369,402	384,462

Book value in the consolidated balance sheet reflects market value calculated by using the average market value during final month of the first half fiscal year as for Japanese stocks, and by using the market value at the blance sheet date as for the securities other than Japanese stocks.

Net unrealized Gain(Loss) includes 947 million yen, which was expensed as the result of the fair value hedging.

(c) Securities without Market Value

The following table summarizes main items of book value of securities with no available fair value.

	September 30, 2006
Millions of Yen	*Book Value*
Available for Sale Securities	
Unlisted Japanese Bonds	246,589
Trust Certificates of Loan Trust	229,815
Unlisted Foreign Securities	135,112

(d) Investments in Subsidiaries and Affiliates with Market Value (Non-consolidated)

	September 30, 2006		
Millions of Yen	*Book Value*	*Market Value*	*Net Unrealized Gain(Loss)*
Investments in Affiliates	653	1,440	787

Market value is based on the closing prices at the blance sheet date.

2. Money Held in Trust

(a) Money Held in Trust being Held to Maturity

There are no corresponding item.

(b) Other Money Held in Trust (other than for trading purpose and being held to maturity)

	September 30, 2006		
Millions of Yen	*Cost*	*Book Value*	*Net Unrealized Gain(Loss)*
Other Money Held in Trust	2,000	2,000	-

3. Net Unrealized Gains on Available for Sale Securities

The schedule set forth below shows component items of "Net Unrealized Gains on Securities Available for Sale, Net of Taxes" in the consolidated balance sheet.

Millions of Yen	*September 30, 2006*
Net Unrealized Gains	385,557
Available for Sale Securities	385,557
(-) Amount Equivalent to Deferred Tax Liabilities	(156,503)
Total (before adjustment for Minority Interests)	229,053
(-) Minority Interests	111
(+) Parent Company's portions in Available for Sale Securities owned by its affiliates	3,578
Net Unrealized Gains on Securities Available for Sale, Net of Taxes	232,520

Net unrealized gains includes foreign currency translation adjustments on foreign securities without market value and investment associations.

Net unrealized Gains do not include 947 million yen, which was expensed as the result of the fair value hedging.

Market Value Information for the First Half Fiscal Year 2005 (Consolidated)

1. Securities

The information includes a part of "Cash and Due from Banks" and "Commercial Paper and Other Debt Purchased" treated as securities in "Accounting Standard for Financial Instruments."

(a) Held to Maturity Debt Securities with Market Value

	September 30, 2005				
	Book	Market	Unrealized Gain(Loss)		
Millions of Yen	Value	Value	Net	Gain	Loss
Japanese Government Bonds	427,068	428,554	1,485	1,488	2
Japanese Local Government Bonds	-	-	-	-	-
Japanese Short-Term Corporate Bonds	-	-	-	-	-
Japanese Corporate Bonds	377,263	377,415	152	231	79
Foreign Government Bonds and Others	2,145	2,239	94	97	2
Total	806,476	808,209	1,732	1,816	83

Market value is based on the closing prices at the blance sheet date.

(b) Available for Sale Securities with Market Value

	September 30, 2005				
		Book	Unrealized Gain(Loss)		
Millions of Yen	Cost	Value	Net	Gain	Loss
Japanese Stocks	435,921	691,301	255,380	267,788	12,407
Japanese Bonds	1,224,289	1,217,574	(6,714)	741	7,455
Government Bonds	703,769	697,742	(6,027)	37	6,064
Local Government Bonds	70,516	70,261	(255)	239	494
Short-Term Corporate Bonds	-	-	-	-	-
Corporate Bonds	450,002	449,570	(432)	464	896
Foreign Securities and Others	2,248,317	2,251,381	3,063	16,526	13,463
Total	3,908,528	4,160,257	251,729	285,055	33,326

Book value in the consolidated balance sheet reflects market value calculated by using the average market value during final month of the first half fiscal year as for Japanese stocks, and by using the market value at the blance sheet date as for the securities other than Japanese stocks.

(c) Securities without Market Value

The following table summarizes main items of book value of securities with no available fair value.

	September 30, 2005
Millions of Yen	Book Value
Available for Sale Securities	
Unlisted Japanese Bonds	175,339
Unlisted Foreign Securities	156,287
Trust Certificates of Loan Trust	125,151

(d) Investments in Subsidiaries and Affiliates with Market Value (Non-consolidated)

	September 30, 2005		
Millions of Yen	Book Value	Market Value	Net Unrealized Gain(Loss)
Investments in Affiliates	725	2,312	1,586

Market value is based on the closing prices at the blance sheet date.

2. Money Held in Trust

(a) Money Held in Trust being Held to Maturity

There are no corresponding item.

(b) Other Money Held in Trust (other than for Trading Purpose and being Held to Maturity)

	September 30, 2005				
		Book		Unrealized Gain(Loss)	
Millions of Yen	*Cost*	*Value*	*Net*	*Gain*	*Loss*
Other Money Held in Trust	2,000	2,000	-	-	-

3. Net Unrealized Gains on Available for Sale Securities

The schedule set forth below shows component items of "Net Unrealized Gains on Securities Available for Sale, Net of Taxes" in the consolidated balance sheet.

Millions of Yen	*September 30, 2005*
Net Unrealized Gains	251,594
Available for Sale Securities	251,594
(-) Amount Equivalent to Deferred Tax Liabilities	(102,035)
Total (before adjustment for Minority Interests)	149,559
(-) Minority Interests	50
(+) Parent Company's portions in Available for Sale Securities owned by its affiliates	2,477
Net Unrealized Gains on Securities Available for Sale, Net of Taxes	151,986

Net unrealized gains includes foreign currency translation adjustments on foreign securities without market value and investment associations.

Market Value Information for Fiscal Year 2005 (Consolidated)

1. Securities

The information includes a part of "Cash and Due from Banks" and "Monetary Claims Bought" treated as securities in "Accounting Standard for Financial Instruments."

(a) Trading Securities

	March 31, 2006	
Millions of Yen	*Book Value*	*Net Unrealized Gain(Loss) Reflected on the Statement of Income*
Trading Securities	365,923	50

(b) Held to Maturity Debt Securities with Market Value

	March 31, 2006				
			Unrealized Gain(Loss)		
Millions of Yen	*Book Value*	*Market Value*	*Net*	*Gain*	*Loss*
Japanese Government Bonds	517,690	512,513	(5,716)	31	5,208
Japanese Local Government Bonds	50	49	(0)	-	0
Japanese Short-Term Corporate Bonds	-	-	-	-	-
Japanese Corporate Bonds	319,650	317,881	(1,769)	19	1,788
Others	1,423	1,480	56	59	2
Total	838,814	831,924	(6,889)	110	6,999

Market value is based on the closing prices at the blance sheet date.

(c) Available for Sale Securities with Market Value

	March 31, 2006				
			Unrealized Gain(Loss)		
Millions of Yen	*Cost*	*Book Value*	*Net*	*Gain*	*Loss*
Japanese Stocks	463,943	911,397	447,454	450,672	3,218
Japanese Bonds	1,411,328	1,392,721	(18,606)	832	19,438
Government Bonds	882,368	868,598	(13,770)	697	14,468
Local Government Bonds	81,824	80,163	(1,660)	40	1,701
Short-Term Corporate Bonds	-	-	-	-	-
Corporate Bonds	447,134	443,960	(3,174)	94	3,269
Others	2,076,139	2,059,100	(17,038)	15,505	32,544
Foreign Stocks	3,493	3,824	330	340	10
Foreign Bonds	1,729,594	1,701,732	(27,861)	4,416	32,277
Others	343,051	353,543	10,492	10,748	256
Total	3,951,410	4,363,219	411,809	467,010	55,201

Book value in the consolidated balance sheet reflects market value calculated by using the average market value during final month of the fiscal year as for Japanese stocks, and by using the market value at the blance sheet date as for the securities other than Japanese stocks.

(d) Available for Sale Securities sold during the Fiscal Year

	March 31, 2006		
Millions of Yen	*Amount Sold*	*Gain*	*Loss*
Available for Sale Securities	5,096,186	44,016	34,585

(e) Securities without Market Value

The following table summarizes main items of book value of securities with no available fair value.

	March 31, 2006
Millions of Yen	*Book Value*
Available for Sale Securities	
Unlisted Japanese Bonds	215,859
Trust Certificates of Loan Trust	185,397
Unlisted Foreign Securities	143,911

(f) Change of Classification by Holding Purpose of Securities

There are no corresponding item.

(g) Redemption Schedule of Bonds classified as Available for Sale Securities with Maturity and Held to Maturity Debt Securities

	March 31, 2006			
	Book Value			
Millions of Yen	~1YR	1YR~5YR	5YR~10YR	10YR~
Japanese Bonds	569,278	1,093,959	630,518	152,215
Government Bonds	239,842	488,405	508,118	149,923
Local Government Bonds	4,508	37,654	38,050	-
Short-Term Corporate Bonds	-	-	-	-
Corporate Bonds	324,927	567,900	84,349	2,292
Others	168,515	792,124	777,072	516,267
Foreign Bonds	36,585	647,533	724,858	365,847
Others	131,929	144,591	52,214	150,420
Total	737,793	1,886,084	1,407,591	668,483

(h) Investments in Subsidiaries and Affiliates with Market Value (Non-consolidated)

	March 31, 2006		
Millions of Yen	Book Value	Market Value	Net Unrealized Gain(Loss)
Investments in Affiliates	725	2,479	1,753

Market value is based on the closing prices at the blance sheet date.

2. Money Held in Trust

(a) Money Held in Trust for Trading Purpose

	March 31, 2006	
Millions of Yen	Book Value	Net Unrealized Gain(Loss) Reflected on the Statement of Income
Money Held in Trust for Trading Purpose	12,468	547

(b) Money Held in Trust being Held to Maturity

There are no corresponding item.

(c) Other Money Held in Trust (other than for trading purpose and being held to maturity)

	March 31, 2006				
			Unrealized Gain(Loss)		
Millions of Yen	Cost	Book Value	Net	Gain	Loss
Other Money Held in Trust	2,300	2,300	-	-	-

3. Net Unrealized Gains on Available for Sale Securities

The schedule set forth below shows component items of "Net Unrealized Gains on Securities Available for Sale, Net of Taxes" in the consolidated balance sheet.

Millions of Yen	March 31, 2006
Net Unrealized Gains	411,996
Available for Sale Securities	411,996
(-) Amount Equivalent to Deferred Tax Liabilities	(166,916)
Total (before adjustment for Minority Interests)	245,079
(-) Minority Interests	53
(+) Parent Company's portions in Available for Sale Securities owned by its affiliates	3,090
Net Unrealized Gains on Securities Available for Sale, Net of Taxes	248,116

Net unrealized gains includes foreign currency translation adjustments on foreign securities without market value and investment associations.

Financial Derivatives for the First Half Fiscal Year 2006 and 2005 (Consolidated)

(a) Interest Related Transactions

	September 30, 2006 (unaudited)			September 30, 2005		
Millions of Yen	*Contract Value*	*Market Value*	*Unrealized Gain (Loss)*	*Contract Value*	*Market Value*	*Unrealized Gain (Loss)*
Listed						
Interest Futures						
Sold	18,177,630	3,991	3,991	14,247,259	3,638	3,638
Purchased	18,057,699	(4,521)	(4,521)	14,834,330	(11,770)	(11,770)
Interest Options						
Sold	3,797,077	(363)	74	791,418	(189)	(8)
Purchased	4,112,520	466	(186)	606,885	206	14
Over-the-Counter						
Forward Rate Agreements	-	-	-	-	-	-
Interest Rate Swaps						
Fix Rcv-Flt Pay	38,142,744	135,153	135,153	24,494,970	298,860	298,860
Flt Rcv-Fix Pay	37,340,369	(95,396)	(95,396)	25,383,911	(272,894)	(272,894)
Flt Rcv-Flt Pay	1,950,412	1,656	1,656	2,920,286	623	623
Interest Options						
Sold	13,207,969	(62,409)	(8,471)	5,268,545	(14,927)	6,558
Purchased	8,036,839	87,559	(493)	2,063,204	16,428	(3,896)
Others	-	-	-	-	-	-
Total		66,134	31,805		19,974	21,125

Transactions listed above are evaluated on a mark-to-market basis and calculated net unrealized gains (losses) are reflected on the consolidated statement of income.
Derivative transactions subject to hedge accounting treatments regulated by "Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Auditing Committee Report No.24) are excluded from the schedule above.
Market value of listed transactions is calculated mainly using the closing prices on the Tokyo International Financial Futures Exchange and others.

(b) Currency Related Transactions

	September 30, 2006 (unaudited)			September 30, 2005		
Millions of Yen	*Contract Value*	*Market Value*	*Unrealized Gain (Loss)*	*Contract Value*	*Market Value*	*Unrealized Gain (Loss)*
Listed						
Currency Futures	-	-	-	-	-	-
Currency Options	-	-	-	-	-	-
Over-the-Counter						
Currency Swaps	394,809	(160)	(160)	305,408	1,283	1,283
Forward						
Sold	2,625,118	(43,444)	(43,444)	2,426,122	(45,538)	(45,538)
Purchased	2,960,118	62,106	62,106	2,680,694	56,352	56,352
Currency Options						
Sold	1,601,250	(50,084)	(5,138)	1,060,152	(26,364)	(883)
Purchased	1,508,284	30,314	(1,066)	715,635	16,157	916
Others	-	-	-	-	-	-
Total		(1,268)	12,297		1,891	12,130

Transactions listed above are evaluated on a mark-to-market basis and calculated net unrealized gains (losses) are reflected on the consolidated statement of income.
Derivative transactions subject to hedge accounting treatments regulated by "Treatment for Accounting and Auditing of Application of Accounting Standard for Foreign Currency Transactions in the Banking Industry" (JICPA Industry Auditing Committee Report No.25) and such transactions accompanied by foreign currency monetary claims or obligations, which are either reflected on the consolidated balance sheet at the end of the first half fiscal year, or eliminated therefrom in the process of consolidation, are excluded from the schedule above.

(c) Stock Related Transactions

Millions of Yen	September 30, 2006 (unaudited) Contract Value	Market Value	Unrealized Gain (Loss)	September 30, 2005 Contract Value	Market Value	Unrealized Gain (Loss)
Listed						
Stock Index Futures						
Sold	78,590	(1,005)	(1,005)	59,427	(1,704)	(1,704)
Purchased	83,188	1,114	1,114	51,314	977	977
Stock Index Options						
Sold	32,794	(137)	53	75,230	(82)	152
Purchased	14,950	28	(26)	51,131	13	(303)
Over-the-Counter						
Stock Options	-	-	-	-	-	-
Stock Index and Other Swaps	-	-	-	-	-	-
Others	-	-	-	-	-	-
Total		0	136		(796)	(878)

Transactions listed above are evaluated on a mark-to-market basis and calculated net unrealized gains (losses) are reflected on the consolidated statement of income.
Derivative transactions subject to hedge accounting treatments are excluded from the schedule above.

(d) Bond Related Transactions

Millions of Yen	September 30, 2006 (unaudited) Contract Value	Market Value	Unrealized Gain (Loss)	September 30, 2005 Contract Value	Market Value	Unrealized Gain (Loss)
Listed						
Bond Futures						
Sold	1,238,452	(3,880)	(3,880)	1,357,578	11,963	11,963
Purchased	1,125,447	3,821	3,821	1,303,282	(11,931)	(11,931)
Bond Future Options						
Sold	535,344	(1,525)	(103)	465,022	(853)	309
Purchased	525,274	1,682	423	292,115	568	(631)
Over-the-Counter						
Bond Options						
Sold	5,180	(14)	(4)	42,437	(202)	(18)
Purchased	-	-	-	50,005	232	80
Others	-	-	-	-	-	-
Total		82	256		(222)	(226)

Transactions listed above are evaluated on a mark-to-market basis and calculated net unrealized gains (losses) are reflected on the consolidated statement of income.
Derivative transactions subject to hedge accounting treatments are excluded from the schedule above.

(e) Commodity Related Transactions

Millions of Yen	September 30, 2006 (unaudited) Contract Value	Market Value	Unrealized Gain (Loss)	September 30, 2005 Contract Value	Market Value	Unrealized Gain (Loss)
Listed						
Commodity Futures						
Sold	51	1	1	52	(0)	(0)
Purchased	49	(0)	(0)	-	-	-
Total		1	1		(0)	(0)

Transactions listed above are evaluated on a mark-to-market basis and calculated net unrealized gains (losses) are reflected on the consolidated statement of income.
Derivative transactions subject to hedge accounting treatments are excluded from the schedule above.

(f) Credit Derivative Transactions

Millions of Yen	September 30, 2006 (unaudited) Contract Value	Market Value	Unrealized Gain (Loss)	September 30, 2005 Contract Value	Market Value	Unrealized Gain (Loss)
Over-the-Counter						
Credit Derivatives						
Sold	80,000	62	62	83,500	(42)	(42)
Purchased	151,816	(211)	(211)	40,000	(62)	(62)
Total		(148)	(148)		(105)	(105)

Transactions listed above are evaluated on a mark-to-market basis and calculated net unrealized gains (losses) are reflected on the consolidated statement of income.
Derivative transactions subject to hedge accounting treatments are excluded from the schedule above.
"Sold" indicates credit risks assumed, and "Purchased" indicates credit risks transferred.

Financial Derivatives for Fiscal Year 2006 and 2005 (Consolidated)

(a) Interest Related Transactions

	March 31, 2006				March 31, 2005			
Millions of Yen	Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)	Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)
Listed								
Interest Futures								
Sold	17,870,918	3,524,963	19,763	19,763	15,647,579	3,271,222	1,504	1,504
Purchased	17,797,878	2,724,017	(21,080)	(21,080)	14,411,504	2,410,453	(12,568)	(12,568)
Interest Options								
Sold	1,120,469	-	(511)	(262)	1,213,479	-	(339)	(112)
Purchased	1,005,702	-	379	157	11,915,104	-	621	32
Over-the-Counter								
Forward Rate Agreements	-	-	-	-	-	-	-	-
Interest Rate Swaps								
Fix Rcv-Flt Pay	30,034,952	26,313,064	(305,262)	(305,262)	22,835,928	17,884,897	367,389	367,389
Flt Rcv-Fix Pay	30,306,868	26,115,683	323,932	323,932	22,864,816	18,186,921	(343,147)	(343,147)
Flt Rcv-Flt Pay	2,072,478	1,450,378	1,972	1,972	4,345,643	1,681,343	232	232
Interest Options								
Sold	7,282,762	7,233,076	(27,783)	1,706	2,316,131	2,182,353	(5,933)	1,892
Purchased	3,090,749	3,059,549	35,014	5,444	1,398,141	1,338,666	12,361	(1,453)
Others	-	-	-	-	-	-	-	-
Total			26,423	26,370			20,120	13,768

Transactions listed above are evaluated on a mark-to-market basis and calculated net unrealized gains (losses) are reflected on the consolidated statement of income.
Derivative transactions subject to hedge accounting treatments regulated by "Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Auditing Committee Report No.24) are excluded from the schedule above.
Market value of listed transactions is calculated mainly using the closing prices on the Tokyo International Financial Futures Exchange and others.
Market value of OTC transactions is calculated mainly using discounted present value and option pricing models.

(b) Currency Related Transactions

	March 31, 2006				March 31, 2005			
Millions of Yen	Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)	Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)
Listed								
Currency Futures	-	-	-	-	-	-	-	-
Currency Options	-	-	-	-	-	-	-	-
Over-the-Counter								
Currency Swaps	403,409	251,147	30	30	196,388	160,933	3,405	3,405
Forward								
Sold	2,594,785	194,816	(32,095)	(32,095)	1,184,186	131,095	(7,558)	(7,558)
Purchased	3,442,496	301,678	39,089	39,089	1,442,646	148,608	9,990	9,990
Currency Options								
Sold	1,186,383	424,928	(38,001)	(6,304)	522,760	154,614	(10,905)	1,879
Purchased	993,549	382,532	27,358	4,179	523,091	151,101	8,100	(785)
Others	-	-	-	-	-	-	-	-
Total			(3,618)	4,899			3,033	6,931

Transactions listed above are evaluated on a mark-to-market basis and calculated net unrealized gains (losses) are reflected on the consolidated statement of income.
Derivative transactions subject to hedge accounting treatments regulated by "Treatment for Accounting and Auditing of Applicatior of Accounting Standard for Foreign Currency Transactions in the Banking Industry" (JICPA Industry Auditing Committee Report No.25) and such transactions accompanied by foreign currency monetary claims or obligations, which are either reflected on the consolidated balance sheet at the end of the fiscal year, or eliminated therefrom in the process of consolidation, are excluded from the schedule above.
Market value of OTC transactions is calculated mainly using discounted present value and option pricing models.

(c) Stock Related Transactions

	March 31, 2006				March 31, 2005			
Millions of Yen	*Contract Value*	*Over 1YR*	*Market Value*	*Unrealized Gain (Loss)*	*Contract Value*	*Over 1YR*	*Market Value*	*Unrealized Gain (Loss)*
Listed								
Stock Index Futures								
Sold	39,988	-	(977)	(977)	40,785	-	393	393
Purchased	45,036	-	572	572	29,595	-	(137)	(137)
Stock Index Options								
Sold	33,480	-	(119)	48	70,833	-	(147)	100
Purchased	10,587	-	11	(42)	176,165	-	465	(318)
Over-the-Counter								
Stock Options	-	-	-	-	-	-	-	-
Stock Index and Other Swaps	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-
Total			(514)	(399)			573	38

Transactions listed above are evaluated on a mark-to-market basis and calculated net unrealized gains (losses) are reflected on the consolidated statement of income.
Derivative transactions subject to hedge accounting treatments are excluded from the schedule above.
Market value of listed transactions is calculated mainly using the closing prices on the Tokyo Stock Exchange and others.

(d) Bond Related Transactions

	March 31, 2006				March 31, 2005			
Millions of Yen	*Contract Value*	*Over 1YR*	*Market Value*	*Unrealized Gain (Loss)*	*Contract Value*	*Over 1YR*	*Market Value*	*Unrealized Gain (Loss)*
Listed								
Bond Futures								
Sold	729,921	-	4,608	4,608	1,156,618	-	(1,717)	(1,717)
Purchased	666,533	-	(3,995)	(3,995)	1,145,205	-	1,236	1,236
Bond Future Options								
Sold	321,765	-	(818)	42	693,099	-	(2,296)	329
Purchased	229,366	-	1,102	301	508,669	-	2,154	(491)
Over-the-Counter								
Bond Options								
Sold	9,925	-	(41)	6	22,651	-	(125)	(39)
Purchased	4,947	-	10	(18)	19,920	-	2	(10)
Others	-	-	-	-	-	-	-	-
Total			865	944			(746)	(693)

Transactions listed above are evaluated on a mark-to-market basis and calculated net unrealized gains (losses) are reflected on the consolidated statement of income.
Derivative transactions subject to hedge accounting treatments are excluded from the schedule above.
Market value of listed transactions is calculated mainly using the closing prices on the Tokyo Stock Exchange and others.
Market value of OTC transactions is calculated mainly using option pricing models.

(e) Commodity Related Transactions

The Bank did not have any corresponding transactions as of March 31, 2005 and 2006.

(f) Credit Derivative Transactions

	March 31, 2006				March 31, 2005			
Millions of Yen	*Contract Value*	*Over 1YR*	*Market Value*	*Unrealized Gain (Loss)*	*Contract Value*	*Over 1YR*	*Market Value*	*Unrealized Gain (Loss)*
Over-the-Counter								
Credit Derivatives								
Sold	83,500	83,500	(211)	(211)	1,500	1,500	1	1
Purchased	40,000	40,000	(216)	(216)	-	-	-	-
Total			(428)	(428)			1	1

Transactions listed above are evaluated on a mark-to-market basis and calculated net unrealized gains (losses) are reflected on the consolidated statement of income.
Derivative transactions subject to hedge accounting treatments are excluded from the schedule above.
Market value is calculated using discounted present value.
"Sold" indicates credit risks assumed, and "Purchased" indicates credit risks transferred.

Non-Consolidated Balance Sheet

(Millions of Yen)

	Sep-06 (A) (unaudited)	Sep-05 (B)	Change (A−B)	Mar-06 (C)	Change (A−C)
Assets:					
Cash and Due from Banks	533,274	407,704	125,570	876,989	(343,714)
Call Loans	144,005	61,180	82,824	352,514	(208,509)
Receivables under Securities Borrowing Transactions	205,065	-	205,065	-	205,065
Bills Bought	-	-	-	39,800	(39,800)
Monetary Claims Bought	631,998	272,266	359,732	582,553	49,445
Trading Assets	439,859	286,734	153,124	438,031	1,827
Money Held in Trust	14,598	13,344	1,254	14,768	(169)
Securities	5,911,700	5,484,447	427,252	5,938,057	(26,356)
Loans and Bills Discounted	10,870,759	9,903,899	966,859	10,352,598	518,161
Foreign Exchanges	3,882	3,990	(108)	3,104	777
Other Assets	1,099,063	715,567	383,496	1,098,778	285
Premises and Equipment	——	95,126	——	93,237	——
Tangible Fixed Assets	74,451	——	——	——	——
Intangible Fixed Assets	22,277	——	——	——	——
Deferred Tax Assets	-	17,013	(17,013)	-	-
Customers' Liabilities for Acceptances and Guarantees	808,571	804,599	3,971	648,335	160,235
Reserve for Possible Loan Losses	(69,873)	(56,689)	(13,183)	(66,501)	(3,372)
Reserve for Losses on Investment Securities	(385)	(851)	465	(535)	149
Total Assets	20,689,248	18,008,333	2,680,915	20,371,732	317,515
Liabilities:					
Deposits	11,053,313	9,750,632	1,302,680	10,316,161	737,151
Negotiable Certificates of Deposit	2,315,783	1,869,570	446,213	2,421,656	(105,873)
Call Money	224,967	106,793	118,174	123,523	101,444
Payables under Repurchase Agreements	1,010,513	1,238,746	(228,233)	983,715	26,798
Payables under Securities Lending Transactions	291,461	213,332	78,128	703,050	(411,589)
Bills Sold	-	255,300	(255,300)	545,500	(545,500)
Trading Liabilities	51,308	36,728	14,580	72,848	(21,540)
Borrowed Money	861,835	396,676	465,159	501,049	360,786
Foreign Exchanges	380	415	(34)	157	223
Short-term Corporate Bonds	374,989	82,100	292,889	331,600	43,389
Bonds and Notes	260,583	192,700	67,883	192,700	67,883
Borrowed Money from Trust Account	1,490,588	1,594,606	(104,018)	1,733,446	(242,858)
Other Liabilities	738,369	485,363	253,005	614,763	123,605
Reserve for Employees' Bonus	3,803	3,541	261	3,786	16
Reserve for Employee Retirement Benefits	186	183	2	195	(9)
Deferred Tax Liabilities	78,422	-	78,422	76,782	1,640
Deferred Tax Liabilities for Land Revaluation	6,408	6,539	(130)	6,410	(1)
Acceptances and Guarantees	808,571	804,599	3,971	648,335	160,235
Total Liabilities	19,571,485	17,037,827	2,533,657	19,275,682	295,802
Stockholders' Equity:					
Capital Stock	——	287,053	——	287,283	——
Capital Surplus	——	240,472	——	240,703	——
Capital Surplus Reserve	——	240,472	——	240,703	——
Retained Earnings	——	298,722	——	327,379	——
Earned Surplus Reserve	——	46,580	——	46,580	——
Voluntary Reserves	——	191,870	——	191,870	——
Unappropriated Profits at End of the Period	——	60,271	——	88,929	——
Net Income	——	49,737	——	88,497	——
Revaluation Reserve for Land, Net of Taxes	——	(3,633)	——	(3,740)	——
Net Unrealized Gains on Securities Available for Sale, Net of Taxes	——	149,165	——	244,674	——
Treasury Stock	——	(1,274)	——	(251)	——
Total Stockholders' Equity	——	970,505	——	1,096,049	——
Total Liabilities and Stockholders' Equity	——	18,008,333	——	20,371,732	——
Net Assets:					
Owners' Equity	900,775	——	——	——	——
Capital Stock	287,457	——	——	——	——
Capital Surplus:	240,877	——	——	——	——
Capital Surplus Reserve	240,876	——	——	——	——
Other Capital Surplus	1	——	——	——	——
Retained Earnings:	372,757	——	——	——	——
Earned Surplus Reserve	46,580	——	——	——	——
Other Retained Earnings	326,176	——	——	——	——
Voluntary Reserves	251,870	——	——	——	——
Earned Surplus Brought Forward	74,306	——	——	——	——
Treasury Stock	(316)	——	——	——	——
Valuation and Translation Adjustments	216,986	——	——	——	——
Net Unlealized Gains on Securities Available for Sale, Net of Taxes	228,630	——	——	——	——
Net Deferred Losses on Hedging Instruments, Net of Taxes	(7,907)	——	——	——	——
Revaluation Reserve for Land, Net of Taxes	(3,735)	——	——	——	——
Total Net Assets	1,117,762	——	——	——	——
Total Liabilities and Net Assets	20,689,248	——	——	——	——

Non-Consolidated Statement of Income

(Millions of Yen)

	Sep-06 (A) (unaudited)	Sep-05 (B)	Change (A−B)	Mar-06
Operating Income:				
Trust Fees	35,867	32,083	3,784	68,900
Interest Income:	156,338	120,142	36,195	265,252
Interest on Loans and Discounts	80,906	63,612	17,294	132,754
Interest and Dividends on Securities	61,553	48,753	12,800	117,376
Fees and Commissions	44,440	42,775	1,665	98,583
Trading Income	3,612	2,470	1,142	6,317
Other Operating Income	18,521	28,761	(10,239)	40,545
Other Income	8,451	37,099	(28,648)	78,527
Total Operating Income	267,231	263,332	3,899	558,127
Operating Expenses:				
Interest Expenses:	81,637	51,656	29,980	122,323
Interest on Deposits	38,396	23,998	14,398	55,696
Fees and Commissions	19,731	18,668	1,062	37,278
Trading Expenses	-	51	(51)	812
Other Operating Expenses	10,078	8,970	1,107	33,747
General and Administrative Expenses	60,230	63,851	(3,621)	125,840
Other Expenses	9,629	43,221	(33,591)	89,831
Total Operating Expenses	181,306	186,420	(5,113)	409,834
Operating Profits	85,925	76,912	9,013	148,293
Extraordinary Profits	176	4,819	(4,643)	1,736
Extraordinary Losses	1,228	306	921	1,449
Income before Income Taxes and Others	84,874	81,425	3,448	148,580
Provision for Income Taxes and Others:				
Current	11,306	45	11,261	82
Deferred	18,081	31,642	(13,561)	60,000
Net Income	55,486	49,737	5,748	88,497

Statement of Changes in Net Asset

Half Year ended
September 30, 2006
(unaudited)

(Millions of Yen)

	Owners' Equity								
		Capital Surplus			Retained Earnings				
	Capital Stock	Capital Surplus Reserve	Other Capital Surplus	Total Capital Surplus	Earned Surplus Reserve	Other Retained Earnings	Total Retained Earnings	Treasury Stock	Total Owners' Equity
Balance at the End of Previous Period	287,283	240,703	-	240,703	46,580	280,799	327,379	(251)	855,115
Changes of Items during the Period:									
Issuance of New Shares	173	172		172					346
Dividends from Surplus		-	-	-	0	(10,035)	(10,035)		(10,035)
Bonuses to Directors						(70)	(70)		(70)
Net Income						55,486	55,486		55,486
Purchase of Treasury Stock								(67)	(67)
Disposal of Treasury Stock		-	1	1		-	-	3	4
Reversal of Revaluation Reserve for Land, Net of Taxes						(3)	(3)		(3)
Net Changes of Items Other than Owners' Equity									
Total Changes of Items during the Period	173	172	1	174	0	45,377	45,377	(64)	45,660
Balance at the End of the Current Period	287,457	240,876	1	240,877	46,580	326,176	372,757	(316)	900,775

Half Year ended
September 30, 2006
(unaudited)

(Millions of Yen)

	Valuation and Translation Adjustments				
	Net Unrealized Gains (Losses) on Securities Available for Sale, Net of Taxes	Net Deferred Gains (Losses) on Hedging Instruments, Net of Taxes	Revaluation Reserve for Land, Net of Taxes	Total Valuation and Translation Adjustments	Total Net Assets
Balance at the End of Previous Period	244,674	——	(3,740)	240,934	1,096,049
Changes of Items during the Period:					
Issuance of New Shares					346
Dividends from Surplus					(10,035)
Bonuses to Directors					(70)
Net Income					55,486
Purchase of Treasury Stock					(67)
Disposal of Treasury Stock					4
Reversal of Revaluation Reserve for Land, Net of Taxes					(3)
Net Changes of Items Other than Owners' Equity	(16,044)	(7,907)	4	(23,947)	(23,947)
Total Changes of Items during the Period	(16,044)	(7,907)	4	(23,947)	21,712
Balance at the End of the Current Period	228,630	(7,907)	(3,735)	216,986	1,117,762

Statement of Trust Account (unaudited)

(Millions of Yen)

	Sep-06 (A)	Sep-05 (B)	Change (A−B)	Mar-06 (C)	Change (A−C)
Assets:					
Loans and Bills Discounted	592,004	848,987	(256,982)	755,381	(163,376)
Securities	9,361,168	7,008,797	2,352,371	7,725,066	1,636,102
Money Held in Trust	47,209,092	39,351,082	7,858,009	41,287,117	5,921,974
Securities Held in Custody Accounts	311,325	82,594	228,731	239,005	72,319
Money Claims	6,205,559	4,304,292	1,901,267	4,650,703	1,554,856
Premises and Equipment	3,693,203	3,144,698	548,504	3,426,969	266,233
Other Claims	1,697,365	943,105	754,259	1,615,217	82,148
Call Loans	3,400	2,200	1,200	3,000	400
Loans to Banking Account	1,490,588	1,594,606	(104,018)	1,733,446	(242,858)
Cash and Due from Banks	247,026	204,073	42,953	233,959	13,066
Total Assets	70,810,733	57,484,437	13,326,295	61,669,866	9,140,867
Liabilities:					
Money Trusts	20,818,705	17,626,097	3,192,608	18,070,043	2,748,662
Pension Trusts	6,521,572	5,606,084	915,488	5,811,884	709,687
Property Formation Benefit Trusts	9,293	9,904	(611)	9,214	78
Loan Trusts	804,519	964,302	(159,782)	885,962	(81,442)
Securities Investment Trusts	14,105,756	10,400,749	3,705,007	11,982,306	2,123,449
Money Entrusted, other than Money Trusts	3,144,250	2,068,241	1,076,008	2,376,059	768,191
Securities Trusts	12,586,578	11,329,621	1,256,957	12,063,798	522,779
Money Claim Trusts	5,926,525	4,028,748	1,897,777	4,373,386	1,553,139
Equipment Trusts	1,411	2,019	(607)	1,686	(275)
Land and Fixtures Trusts	147,805	159,487	(11,682)	154,251	(6,446)
Composite Trusts	6,744,313	5,289,180	1,455,132	5,941,271	803,041
Other Trusts	0	0	-	0	-
Total Liabilities	70,810,733	57,484,437	13,326,295	61,669,866	9,140,867

Major Account Balances (unaudited)
(sum of Banking Account and Trust Account)

(Millions of Yen)

	Sep-06 (A)	Sep-05 (B)	Change (A−B)	Mar-06 (C)	Change (A−C)
Total Employable Funds	41,523,188	35,826,592	5,696,596	37,514,923	4,008,265
Deposits	11,053,313	9,750,632	1,302,680	10,316,161	737,151
Negotiable Certificates of Deposit	2,315,783	1,869,570	446,213	2,421,656	(105,873)
Money Trusts	20,818,705	17,626,097	3,192,608	18,070,043	2,748,662
Pension Trusts	6,521,572	5,606,084	915,488	5,811,884	709,687
Property Formation Benefit Trusts	9,293	9,904	(611)	9,214	78
Loan Trusts	804,519	964,302	(159,782)	885,962	(81,442)

Loans and Bills Discounted	11,462,764	10,752,887	709,876	11,107,979	354,784
Banking Account	10,870,759	9,903,899	966,859	10,352,598	518,161
Trust Account	592,004	848,987	(256,982)	755,381	(163,376)
Investment Securities	15,272,869	12,493,244	2,779,624	13,663,123	1,609,746
Banking Account	5,911,700	5,484,447	427,252	5,938,057	(26,356)
Trust Account	9,361,168	7,008,797	2,352,371	7,725,066	1,636,102

Explanatory Material

1st Half Fiscal Year 2006
ended on Sep.30, 2006

The Sumitomo Trust and Banking Co., Ltd.

Table of Contents

Legal Disclaimer

Regarding forward-looking Statements contained in this material

This presentation material contains information that constitutes forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those in the forward-looking statements as a result of various factors including but not limited to changes in managerial circumstances. By virtue of the aforementioned reasons, The Sumitomo Trust & Banking Co., Ltd. (referred to hereinafter as "Sumitomo Trust") hereby cautions against sole reliance on such forward-looking statements in making investment decisions.

I. Outlook of the financial results for the 1st half fiscal year 2006

1. Financial results for the 1st half fiscal year 2006

(1) Summary of the financial results for the 1st half fiscal year 2006

(Consolidated)

		Millions of Yen		
		1HFY2006	1HFY2005	Change
Gross profits	1	**188,146**	180,502	7,644
Gross profits before credit costs (1 + 4)	2	**188,309**	181,832	6,477
Net trust fees	3	**35,867**	32,083	3,784
Principal guaranteed trust a/c credit costs	4	**163**	1,330	-1,166
Other trust fees	5	**27,883**	23,504	4,379
Net interest income	6	**82,653**	70,284	12,368
Net fees and commissions	7	**46,628**	40,648	5,980
Net gains on trading	8	**3,612**	2,418	1,193
Others	9	**19,384**	35,068	-15,683
General and administrative expenses	10	**92,269**	84,151	8,118
Personnel expenses	11	**38,640**	38,719	-79
Non-personnel expenses excluding taxes	12	**50,280**	41,922	8,358
Taxes other than income taxes	13	**3,348**	3,509	-160
Net transfer to general reserves	14	**-3,989**	-	-3,989
Banking a/c credit costs	15	**8,108**	6,334	1,774
Net losses on direct write-offs	16	**455**	6,176	-5,720
Net transfer to specific loan losses reserves	17	**7,404**	-	7,404
Net transfer to reserves for loans to borrowers in specific foreign countries	18	**245**	-	245
Losses on sales of loans	19	**2**	158	-155
Net gains on stocks	20	**3,332**	6,897	-3,565
Net income from affiliates by equity method	21	**1,096**	1,350	-254
Others	22	**2,988**	-10,355	13,343
Net operating income	23	**99,175**	87,910	11,265
Extraordinary income	24	**-1,192**	3,894	-5,087
Reversal of reserves	25	**-**	4,038	-4,038
Net income before income taxes	26	**97,982**	91,805	6,177
Income taxes	27	**13,391**	1,568	11,822
Deferred income taxes	28	**18,403**	34,232	-15,828
Minority interest	29	**2,226**	2,286	-59
Net income	30	**63,960**	53,717	10,242

Total credit costs (4 + 14 + 15 - 25)	31	**4,281**	3,625	655

Net business profit before credit costs	32	**105,365**	101,177	4,187

<Number of subsidiaries/affiliates>

	Sep. 2006	Mar. 2006	Change
Consolidated subsidiaries	**27**	24	3
Affiliates (subject to the equity method)	**10**	9	1

(Non-consolidated)

		Millions of Yen			% change
		1HFY2006	1HFY2005	Change	
Gross profits	1	**147,356**	146,897	459	0.3
Gross business profits before credit costs (1+4)	2	**147,519**	148,227	-707	-0.5
Net trust fees	3	**35,867**	32,083	3,784	11.8
Principal guaranteed trust a/c credit costs	4	**163**	1,330	-1,166	-87.7
Net losses on direct write-offs	5	**-206**	1,424	-1,630	-114.5
Losses on sales of loans	6	**369**	-94	463	490.7
Trust fees from principal guaranteed trust a/c	7	**8,146**	9,908	-1,762	-17.8
Net capital gains on sale of securities	8	**-0**	1	-1	-100.0
Other trust fees	9	**27,883**	23,504	4,379	18.6
Net interest income	10	**74,723**	68,497	6,225	9.1
Domestic	11	**67,618**	58,178	9,439	16.2
International	12	**7,105**	10,319	-3,214	-31.1
Net fees and commissions	13	**24,709**	24,106	603	2.5
Domestic	14	**24,847**	24,747	100	0.4
Net gains on trading	15	**3,612**	2,418	1,193	49.4
Others	16	**8,443**	19,791	-11,347	-57.3
Net capital gains on bonds	17	**5,002**	18,866	-13,864	-73.5
Net gains on financial derivatives	18	**-3,282**	-2,760	-522	-18.9
General and administrative expenses	19	**60,715**	60,201	513	0.9
Personnel expenses	20	**22,615**	23,587	-971	-4.1
Non-personnel expenses excluding taxes	21	**35,180**	33,468	1,711	5.1
Taxes other than income taxes	22	**2,919**	3,145	-225	-7.2
Net business profit before credit costs (1+4-19)	23	**86,804**	88,025	-1,221	-1.4
excluding Net capital gains on bonds (23-8-17)	24	**81,801**	69,157	12,644	18.3
Net transfer to general reserves	25	**-3,316**	-	-3,316	-
Net business profit	26	**89,957**	86,695	3,262	3.8
Net non-recurring profit	27	**-4,032**	-9,783	5,751	58.8
Net gains on stocks	28	**3,427**	6,897	-3,470	-50.3
Gains on sale of stocks	29	**6,209**	7,991	-1,782	-22.3
Losses on sale of stocks	30	**1,272**	782	489	62.6
Losses on devaluation of stocks	31	**1,509**	311	1,198	385.1
Banking a/c net credit costs	32	**6,520**	5,999	521	8.7
Net losses on direct write-offs	33	**-681**	5,850	-6,531	-111.6
Net transfer to specific loan loss reserves	34	**6,950**	-	6,950	-
Net transfer to reserves for loans to borrowers in specific foreign countries	35	**245**	-	245	-
Losses on sales of loans	36	**6**	149	-142	-95.8
Others	37	**-938**	-10,681	9,743	91.2
Net gains on stock related derivatives	38	**-45**	-4,862	4,816	99.1
Amortization of net actuarial losses/prior service cost	39	**-724**	2,764	-3,489	-126.2
Net operating income	40	**85,925**	76,912	9,013	11.7
Extraordinary income	41	**-1,051**	4,513	-5,564	-123.3
Net gains on disposal of fixed assets	42	**-205**	-208	3	1.7
Losses on impairment of fixed assets	43	**1,022**	67	954	1,406.1
Reversal of reserves	44	**-**	3,864	-3,864	-100.0
Net gains on collection from write-offs	45	**176**	925	-749	-80.9
Net income before income taxes	46	**84,874**	81,425	3,448	4.2
Income taxes	47	**11,306**	45	11,261	24,676.5
Deferred income taxes	48	**18,081**	31,642	-13,561	-42.9
Net income	49	**55,486**	49,737	5,748	11.6

Total credit costs (4 + 25 + 32 - 44)	50	**3,367**	3,465	-98	-2.8

(2) Major subsidiaries operating finance business

	Billions of Yen					
	Sumishin Matsuhita Financial Services			First Credit		
	1HFY2006	1HFY2005	Change	1HFY2006	1HFY2005(*)	Change
Net operating income	**2.5**	5.4	-2.9	4.3	2.1	2.2
Net income	**1.5**	3.0	-1.4	4.9	3.0	1.9

(*) *First* Credit is not included in the consolidated statement in 1HFY2005.

	Billions of Yen					
	Sumishin Matsuhita Financial Services			First Credit		
	Sep. 2006	Mar. 2006	Change	Sep. 2006	Mar. 2006	Change
Total assets	**557.9**	522.7	35.1	161.1	122.9	38.1
Net assets	**68.3**	67.5	0.7	32.2	27.2	4.9

(3) Fee revenue breakdown

(Consolidated)

	Billions of Yen		
	1HFY2006	1HFY2005	Change
Other trust fees	**27.8**	23.5	4.3
Pension management and other asset management services	**15.7**	14.4	1.3
Securities processing services	**5.8**	4.2	1.6
Net fees and commissions	**46.6**	40.6	5.9
Domestic business	**43.5**	38.4	5.0
Wholesale financial services	**21.8**	20.0	1.8
Stock transfer agency services	**10.4**	10.0	0.4
Retail financial services	**13.4**	11.0	2.3
Real estate	**16.0**	14.2	1.8
Fees paid for outsourcing	**-7.2**	-6.7	-0.5
International business	**3.0**	2.1	0.9
Total	**74.5**	64.1	10.3

Note: Managerial accounting basis.

Fee revenue ratio	**39.5%**	35.2%	4.3%
Gross profits before credit costs	**188.3**	181.8	6.4

(4) Return on equity

(Consolidated)

	1HFY2006	1HFY2005	Change
Return (Net income) on equity	**11.25%**	11.32%	-0.07%
Return (Net income) on stockholder's equity	**14.10%**	13.04%	1.06%

(Non-consolidated)

	1HFY2006	1HFY2005	Change
Return (Net income) on equity	**9.99%**	10.59%	-0.60%
Return (Net income) on stockholder's equity	**12.60%**	12.26%	0.34%
Return (Net business profit before credit costs) on equity	**15.64%**	18.74%	-3.10%
Return (Net business profit before credit costs) on stockholder's equity	**19.72%**	21.71%	-1.99%

Note: Equity = Total Net Assets - Minority Interest

Stockholder's Equity = Equity - Valuation and Translation Adjustments

2. Assets and liabilities

(1) Balance of major accounts (Banking a/c and Principal guaranteed trust a/c combined)

1) Balance of major accounts

(Non consolidated)

		Millions of Yen		
		Sep. 2006	Mar. 2006	Change
Deposits, Trust principal	(Ending balance)	**12,801,993**	12,460,188	341,805
	(Average balance)	**12,431,979**	11,641,030	790,949
Liquidity deposits (*)	(Ending balance)	**1,805,313**	2,029,893	-224,580
	(Average balance)	**1,760,113**	1,678,165	81,947
Loans	(Ending balance)	**11,280,863**	10,904,350	376,512
	(Average balance)	**11,220,020**	10,436,789	783,230

(*) Including Current deposits, Ordinary deposits and Deposits at notice.

2) Ending balance of domestic deposits classified by depositors

(Non consolidated)

	Millions of Yen		
	Sep. 2006	Mar. 2006	Change
Individuals	7,902,831	7,724,810	178,020
Deposits	6,859,647	6,536,849	322,797
Trust principal	1,043,183	1,187,961	-144,777
Corporates and other organizations	2,900,688	3,340,556	-439,867
Deposits	2,195,191	2,384,491	-189,299
Trust principal	705,496	956,065	-250,568

Note: Excluding NCDs and offshore accounts

(2) Spread

(Non-consolidated)

1) Domestic banking a/c

	Percentage points		
	1HFY2006	1HFY2005	Change
Average yield on interest-earning assets (A)	**1.18**	1.16	0.02
Loans and bills discounted (a)	**1.14**	1.14	0.00
Bonds (b)	**1.05**	1.04	0.01
Average yield on interest-bearing liabilities (B)	**0.30**	0.24	0.06
Deposits (c)	**0.26**	0.20	0.06
Gross margin (A) - (B)	**0.88**	0.92	-0.04
Loan-deposit margin (a) - (c)	**0.88**	0.94	-0.06

2) Domestic banking a/c and principal guaranteed trust a/c combined

	Percentage points		
	1HFY2006	1HFY2005	Change
Average yield on interest-earning assets (A)	**1.21**	1.20	0.01
Loans and bills discounted (a)	**1.18**	1.16	0.02
Bonds (b)	**1.06**	1.05	0.01
Average yield on interest-bearing liabilities (B)	**0.26**	0.18	0.08
Deposits (c)	**0.22**	0.17	0.05
Gross margin (A) - (B)	**0.95**	1.02	-0.07
Loan-deposit margin (a) - (c)	**0.96**	0.99	-0.03

(3) Non-performing loans

After partial direct write-offs

1) Assets classified under the Financial reconstruction law (Banking a/c and principal guaranteed trust a/c combined)

(Non-consolidated)

	Millions of Yen				
	Sep. 2006	Mar. 2006	Sep. 2005	Change from Mar. 2006	Change from Sep. 2005
Assets classified under the Financial reconstruction law (a)	**100,196**	109,373	141,309	-9,176	-41,112
Loans in bankrupt and practically bankrupt	**5,971**	7,303	42,204	-1,332	-36,233
Doubtful loans	**23,420**	19,323	20,647	4,096	2,772
Substandard loans (b)	**70,805**	82,746	78,457	-11,940	-7,651
Ordinary assets	**12,007,577**	11,458,248	11,217,847	549,328	789,730
Loans to substandard debtors (excluding Substandard loans) (c)	**27,451**	34,295	2,693	-6,844	24,757
Loans to special mention debtors (excluding (b) and (c))	**312,793**	418,616	291,113	-105,822	21,679
Loans to ordinary debtors	**11,667,332**	11,005,336	10,924,039	661,995	743,293
Total loan balance (d)	**12,107,774**	11,567,622	11,359,156	540,152	748,617
Ratio to total loan balance (a) / (d)	**0.8%**	0.9%	1.2%	-0.1%	-0.4%
Loans to substandard debtors (b)+(c)	**98,256**	117,042	81,151	-18,785	17,105

Note: Partial direct write-offs: Sep. 2006: 26.8 billion yen, Mar. 2006: 37.7 billion Yen, Sep. 2005: 87.6 billion Yen

2) Risk managed loans (Banking a/c and principal guaranteed trust a/c combined)

(Consolidated)

	Millions of Yen				
	Sep. 2006	Mar. 2006	Sep. 2005	Change from Mar. 2006	Change from Sep. 2005
Risk managed loans	**145,446**	139,690	141,795	5,755	3,650
Loans in bankruptcy proceedings	**1,281**	2,434	2,539	-1,152	-1,257
Other delinquent loans	**60,532**	46,880	60,783	13,651	-250
Loans more than 3 months past due	**2**	3	16	-0	-13
Restructured loans	**83,628**	90,371	78,457	-6,742	5,171
Total loans under risk management	**11,097,686**	10,738,028	10,358,048	359,657	739,637
% to total loan balance	**1.3%**	1.3%	1.4%	0.0%	-0.1%

Note: Partial direct write-offs: Sep. 2006: 33.4 billion yen, Mar. 2006: 44.6 billion Yen, Sep. 2005: 89.7 billion Yen

(Non-consolidated)

	Millions of Yen				
	Sep. 2006	Mar. 2006	Sep. 2005	Change from Mar. 2006	Change from Sep. 2005
Risk managed loans	**99,818**	108,886	140,812	-9,068	-40,994
Loans in bankruptcy proceedings	**493**	1,781	2,448	-1,288	-1,955
Other delinquent loans	**28,519**	24,358	59,906	4,160	-31,386
Loans more than 3 months past due	**-**	-	-	-	-
Restructured loans	**70,805**	82,746	78,457	-11,940	-7,651
Total loans under risk management	**11,280,863**	10,904,350	10,542,788	376,512	738,074
% to total loan balance	**0.9%**	1.0%	1.3%	-0.1%	-0.4%

Note: Partial direct write-offs: Sep. 2006: 26.8 billion yen, Mar. 2006: 37.7 billion Yen, Sep. 2005: 87.6 billion Yen

(4) Unrealized gains/losses on investment securities

1) Available-for-sale securities with market value

(Consolidated)

	Millions of Yen							
	Sep. 2006			Mar. 2006			Change of cost	Change of net
	Cost	Book value	Net	Cost	Book value	Net		
Japanese stocks	466,364	870,988	404,624	463,943	911,397	447,454	2,421	-42,830
Japanese bonds	1,230,610	1,223,885	-6,724	1,411,328	1,392,721	-18,606	-180,717	11,881
Government bonds	866,506	861,917	-4,589	882,368	868,598	-13,770	-15,861	9,181
Local government bonds	73,816	73,089	-727	81,824	80,163	-1,660	-8,007	933
Corporate bonds	290,286	288,878	-1,408	447,134	443,960	-3,174	-156,848	1,766
Others	2,287,965	2,274,528	-13,436	2,076,139	2,059,100	-17,038	211,825	3,602
Foreign stocks	3,770	4,182	412	3,493	3,824	330	276	81
Foreign bonds	1,869,864	1,850,446	-19,417	1,729,594	1,701,732	-27,861	140,270	8,443
Others	414,330	419,899	5,568	343,051	353,543	10,492	71,279	-4,923
Total	3,984,939	4,369,402	384,462	3,951,410	4,363,219	411,809	33,529	-27,346

2) Held-to-Maturity Debt Securities with Market Value

(Consolidated)

	Millions of Yen							
	Sep. 2006			Mar. 2006			Change of book value	Change of net
	Book value	Market value	Net	Book value	Market value	Net		
Japanese Government Bonds	511,856	510,836	-1,019	517,690	512,513	-5,176	-5,834	4,157
Japanese Local Government Bonds	100	99	-0	50	49	-0	50	0
Japanese Corporate Bonds	290,276	289,331	-944	319,650	317,881	-1,769	-29,374	824
Others	1,387	1,408	20	1,423	1,480	56	-35	-36
Foreign bonds	1,387	1,408	20	1,423	1,480	56	-35	-36
Total	803,619	801,676	-1,943	838,814	831,924	-6,889	-35,194	4,945

(5) Cross shareholdings

1) Cross shareholdings (Market price available)

(Consolidated)

	Billions of Yen	
	Sep. 2006	Mar. 2006
Cost basis (A)	466.3	463.9
Mark-to-market basis	870.9	911.3
Tier I (B)	964.6	909.3
Percentage (A) / (B)	48.3%	51.0%

2) Unwinding of cross shareholdings (Cost basis)

(Non-consolidated)

	Billions of Yen			
	FY2006		FY2005	
	Full FY2006	1HFY2006	Full FY2005	1HFY2005
Actual	---------	39.6	19.4	8.2

Note: Sales of Yachiyo Bank's No.1 Preferred Shares (25,000 shares, cost basis:28.7 billion yen) to Yachiyo Bank is included.

3. Total risk adjusted assets and capital

(1) BIS capital ratio

(Consolidated)

	Millions of Yen			
	Sep. 2006	Mar. 2006	Sep. 2005	Change from Mar. 2006
Total capital	**1,780,659**	1,595,890	1,528,567	184,768
Tier I	**964,655**	909,376	924,379	55,278
Minority interest in consolidated subsidiaries	**160,669**	159,032	108,588	1,636
Non-cumulative preferred capital notes	**133,000**	133,000	83,000	-
Tier II	**887,849**	761,195	636,988	126,653
Upper Tier II	**516,565**	416,195	330,088	100,370
Net unrealized gains on available-for-sale securities, net of tax	**176,150**	187,684	115,038	-11,533
Revaluation surplus on land, after 55% discount	**1,202**	1,201	1,307	1
General reserves	**54,547**	58,209	44,642	-3,662
Perpetual subordinated debts	**284,665**	169,100	169,100	115,565
Lower Tier II	**371,283**	345,000	306,900	26,283
Termed subordinated debts, etc.	**371,283**	345,000	306,900	26,283
Deduction (double gearing)	**71,844**	74,680	32,799	-2,836
Total risk adjusted assets	**15,411,217**	14,640,708	13,694,266	770,509
On-balance-sheet items	**13,958,977**	13,352,420	12,416,807	606,557
Off-balance-sheet items	**1,229,047**	1,114,278	1,205,215	114,768
Market risk equivalent	**223,192**	174,009	72,244	49,183
BIS capital ratio	**11.55%**	10.90%	11.16%	0.65%
(Tier I ratio)	**6.25%**	6.21%	6.75%	0.04%

Note: Non-consolidated BIS capital ratio and Tier I ratio are 12.21% and 6.75%, respectively.

4. Forecast

(1) Forecast for full FY2006

	Billions of Yen				
	FY2006				
	<For reference> Previous forecast as of May 2006	**Forecast for FY2006(A)**	1HFY2006 (Actual)	FY2005 (Actual) (B)	Change (A)-(B)
(Consolidated)					
Net business profits before credit costs	200.0	**210.0**	105.3	196.2	13.7
Net operating income	175.0	**190.0**	99.1	171.9	18.0
Net income	105.0	**120.0**	63.9	100.0	19.9
(Non-consolidated)					
Net business profits before credit costs	165.0	**170.0**	86.8	164.6	5.3
Credit costs (a)	20.0	**15.0**	3.3	9.7	5.2
Other non-recurring items	5.0	**5.0**	2.4	-6.5	11.5
Net operating income	150.0	**160.0**	85.9	148.2	11.7
Extraordinary income	0.0	**0.0**	-1.0	0.2	-0.2
Reversal of reserves (b)	0.0	**0.0**	-	-	0.0
Net income	90.0	**100.0**	55.4	88.4	11.5
Total credit costs (a)-(b)	20.0	**15.0**	3.3	9.7	5.2
Dividend per common stock (Yen)	15.00	**17.00**	8.50	12.00	5.00
Consolidated dividend payout ratio (%)	23.89	**23.70**	---------	20.04	3.66

Note: Forecast is subject to change

II. Supplementary Information

1. Summary of the financial results

(1) Major subsidiaries and affiliates

Company names	Capital	Primary business	STB Group's share in voting rights	(STB's share in voting rights)	Billions of Yen Net Income 1HFY2006	1HFY2005	Change
(Subsidiaries)							
The Sumishin Shinko Co., Ltd.	Yen 50 mil.	Property maintenance	100	(100)	0.1	-0.6	0.7
Sumishin Guaranty Co., Ltd.	Yen 100 mil.	Housing loan guaranty	100	(100)	2.4	0.8	1.5
First Credit Corporation	Yen 13,500 mil.	Finance services	100	(100)	4.9	-------	-------
STB Wealth Partners Co., Ltd.	Yen 155 mil.	Consulting	100	(100)	-0.0	-0.0	-0.0
Sumishin Business Service Co., Ltd.	Yen 80 mil.	Agency services/temporary staffing/ training services	100	(100)	-0.0	-0.0	0.0
STB Investment Corporation	Yen 35 mil.	Venture capital	100	(100)	0.0	0.0	-0.0
STB Real Estate Investment Management Co.,Ltd.	Yen 300 mil.	Asset management	100	(100)	0.4	-------	-------
Japan TA Solution, Ltd.	Yen 2,005 mil.	Development and management of systems/ operations of entrusted data processing	80	(80)	-0.0	-0.2	0.2
Sumishin Matsushita Financial Services Co., Ltd.	Yen 20,520 mil.	General leasing/credit cards	66	(66)	1.5	3.0	-1.4
Sumishin Life Card Co., Ltd.	Yen 200mil.	Credit cards	51	(51)	0.0	-0.0	0.0
Sumishin Card Co., Ltd.	Yen 50 mil.	Credit cards	95	(50)	0.0	0.1	-0.0
Sumishin Information Service Co., Ltd.	Yen 100 mil.	Information technology/ commissioned accounting operation	100	(35)	0.4	0.2	0.1
STB Asset Management Co., Ltd.	Yen 300 mil.	Asset management	100	(30)	0.3	0.2	0.1
STB Research Institute Co., Ltd.	Yen 300 mil.	Research and consulting/asset management	100	(29.8)	-0.1	-0.1	0.0
Sumishin Realty Co., Ltd.	Yen 300 mil.	Residential brokerage	100	(5)	0.5	0.5	0.0
The Sumitomo Trust Finance (H.K.) Ltd.	USD 45 mil.	Banking and security services	100	(100)	0.3	0.1	0.1
Sumitomo Trust and Banking (Luxembourg) S.A.	USD 30 mil.	Banking, security, and trust services	100	(100)	0.1	0.0	0.0
Sumitomo Trust and Banking Co. (U.S.A.)	USD 56 mil.	Banking and trust services	100	(100)	0.8	0.5	0.2
STB Preferred Capital (Cayman) Ltd.	Yen 85,000 mil.	Finance services	100	(100)	1.2	1.2	0.0
STB Preferred Capital 2 (Cayman) Ltd.	Yen 51,500 mil.	Finance services	100	(100)	0.7	-------	-------
STB Omega Investment Ltd.	USD 60 mil.	Finance services	75	(75)	0.0	-------	-------
(Affiliates)							
Sumishin SBI Net bank Research Co., Ltd.	Yen 4,000 mil.	Research and studies	50	(50)	-0.1	-------	-------
Japan Pension Operation Service, Ltd.	Yen 1,500 mil.	Pension plan administration services	50	(50)	0.0	-0.1	0.2
BUSINEXT CORPORATION	Yen 4,000 mil.	Finance services	40	(40)	0.3	1.6	-1.2
Human Resource Management & Consulting Co., Ltd.	Yen 519 mil.	Employees data administration	38.9	(38.9)	-0.0	0.0	-0.0
Top REIT Asset Management Co., Ltd.	Yen 300 mil.	Investment company (Asset management)	38	(38)	-0.0	-0.0	-0.0
Japan Trustee Services Bank, Ltd.	Yen 51,000 mil.	Trust and banking	33.3	(33.3)	1.1	0.3	0.8
Japan Trustee Information Systems, Ltd.	Yen 300 mil.	Information technology/ commissioned accounting operation	33.3	(5)	0.0	0.0	-0.0
STB Leasing Co., Ltd.	Yen 5,064 mil.	General leasing	30.0	(4.4)	1.7	1.6	0.1

Note: First Credit Corporation, STB Real Estate Investment Management Co., Ltd., STB Preferred Capital 2 (Cayman) Ltd., Sumishin SBI Net Bank Research Co., Ltd. and STB Omega Investment Ltd. are not included in the consolidated financial results of 1HFY2005.

(2) Breakdown of profit by business group

1) Gross business profits before credit costs

(Non consolidated)

	Billions of Yen		
	1HFY2006	1HFY2005	Change
Wholesale and Retail Client Services Group	**91.3**	86.0	5.2
Wholesale financial services	**52.2**	51.3	0.9
Stock transfer agency services	**9.7**	9.3	0.4
Retail financial services	**39.1**	34.8	4.3
Global Markets	**28.6**	37.9	-9.3
Fiduciary services	**25.6**	21.8	3.7
Pension asset management	**18.3**	16.4	1.9
Securities processing services	**7.3**	5.4	1.8
Real estate	**14.8**	12.3	2.4
Fees paid for outsourcing	**-13.5**	-12.9	-0.6
Stock transfer agency services	**-6.3**	-6.2	-0.1
Fiduciary services	**-7.2**	-6.7	-0.5
Others (*)	**0.7**	3.1	-2.2
Gross business profits before credit costs	**147.5**	148.2	-0.7

2) Net business profit before credit costs

(Non consolidated)

	Billions of Yen		
	1HFY2006	1HFY2005	Change
Wholesale and Retail Client Services Group	**45.7**	41.5	4.2
Wholesale financial services	**34.8**	34.4	0.4
Stock transfer agency services	**2.4**	2.0	0.3
Retail financial services	**10.9**	7.1	3.7
Global Markets	**24.1**	33.4	-9.3
Fiduciary services	**11.9**	8.4	3.5
Pension asset management	**8.0**	5.9	2.0
Securities processing services	**4.0**	2.4	1.5
Real estate	**11.1**	8.4	2.7
Others (*)	**-6.0**	-3.7	-2.4
Gross business profits before credit costs	**86.8**	88.0	-1.2

(Consolidated)

	Billions of Yen		
	1HFY2006	1HFY2005	Change
Wholesale and Retail Client Services Group	**59.4**	52.0	7.3
Wholesale financial services	**47.2**	43.7	3.5
Stock transfer agency services	**4.7**	4.0	0.7
Retail financial services	**12.1**	8.3	3.8
Global Markets	**24.1**	33.4	-9.3
Fiduciary services	**14.8**	9.9	4.9
Pension asset management	**8.6**	6.2	2.3
Securities processing services	**6.2**	3.6	2.5
Real estate	**12.6**	9.1	3.5
Others (*)	**-5.6**	-3.3	-2.3
Gross business profits before credit costs	**105.3**	101.1	4.1

(*) Managerial accounting basis. Net of dividend income, cost of capital sourcing and head office expense is included.

2. Assets and liabilities

(1) Loans

1) Loans and consumer loans to small and mid-sized corporations

(Banking a/c and principal guaranteed trust a/c combined) (Non-consolidated)

	Percentage points, Millions of Yen				
	Sep. 2006	Mar. 2006	Sep. 2005	Change from Mar. 2006	Change from Sep. 2005
Percentage to total loan balance	**49.0**	47.6	45.2	1.4	3.8
Loan balance	**5,188,202**	4,965,456	4,613,512	222,746	574,690

2) Consumer loans

(Banking a/c and principal guaranteed trust a/c combined) (Non-consolidated)

	Millions of Yen				
	Sep. 2006	Mar. 2006	Sep. 2005	Change from Mar. 2006	Change from Sep. 2005
Residential mortgage loans	**1,424,355**	1,337,460	1,124,434	86,895	299,921
Other consumer loans	**489,984**	507,547	515,636	-17,563	-25,651
Total	**1,914,340**	1,845,008	1,640,071	69,332	274,269

3) Real estate non recourse loans

(Banking a/c) (Non-consolidated)

	Billions of Yen				
	Sep. 2006	Mar. 2006	Sep. 2005	Change from Mar. 2006	Change from Sep. 2005
Loan balance	**871.3**	737.0	707.4	134.3	163.9

4) Loans by industry

(Non-consolidated)

	Millions of Yen						
	Sep. 2006				Mar. 2006		
	Banking a/c	**Trust a/c (*)**	**Banking + trust a/c**	**Change from Mar. 2006**	Banking a/c	Trust a/c (*)	Banking + trust a/c
Domestic Branches	**9,995,914**	**592,004**	**10,587,918**	**158,890**	9,673,647	755,381	10,429,028
(excluding offshore)							
Manufacturing	**1,334,769**	**28,328**	**1,363,097**	**81,269**	1,255,352	26,475	1,281,828
Agriculture, forestry, fishing, mining	**26,158**	**-**	**26,158**	**6,665**	19,356	136	19,492
Construction	**150,179**	**1,750**	**151,929**	**-874**	133,046	19,757	152,804
Energy and utilities	**190,747**	**3,484**	**194,231**	**-1,900**	141,613	54,518	196,131
Communication	**133,244**	**1,319**	**134,564**	**-29,030**	161,980	1,614	163,595
Transportation	**701,432**	**11,290**	**712,722**	**12,849**	572,567	127,305	699,873
Wholesale and retail	**897,699**	**25,031**	**922,730**	**26,815**	874,244	21,671	895,915
Finance and insurance	**1,922,322**	**48,961**	**1,971,284**	**-108,955**	1,998,943	81,295	2,080,239
Real estate	**1,392,448**	**24,612**	**1,417,061**	**115,252**	1,251,299	50,509	1,301,809
Various services	**1,298,480**	**145,703**	**1,444,184**	**-64,987**	1,488,782	20,388	1,509,171
Others	**1,948,431**	**301,523**	**2,249,954**	**121,787**	1,776,460	351,706	2,128,166
Overseas branches and offshore	**874,845**	**-**	**874,845**	**195,894**	678,951	-	678,951
Total	**10,870,759**	**592,004**	**11,462,764**	**354,784**	10,352,598	755,381	11,107,979

(*) Trust a/c is principal guaranteed trust a/c

(2) Assets classified under the Financial reconstruction law

(After partial direct write-offs)

1) Banking a/c (Non-consolidated)

	Millions of Yen				
	Sep. 2006	Mar. 2006	Sep. 2005	Change from Mar. 2006	Change from Sep. 2005
Assets classified under the Financial reconstruction law (a)	**80,176**	77,474	126,501	2,701	-46,325
Loans in bankrupt and practically bankrupt	**3,661**	4,145	38,841	-484	-35,179
Doubtful loans	**22,789**	18,456	19,419	4,333	3,370
Substandard loans (b)	**53,725**	54,873	68,241	-1,148	-14,515
Ordinary assets	**11,617,493**	10,938,394	10,593,765	679,099	1,023,727
Loans to substandard debtors (excluding Substandard loans) (c)	**26,224**	32,515	2,453	-6,291	23,770
Loans to special mention debtors (excluding (b) and (c))	**310,896**	411,684	279,389	-100,787	31,507
Loans to ordinary debtors	**11,280,372**	10,494,194	10,311,922	786,178	968,449
Total loan balance (d)	**11,697,670**	11,015,869	10,720,267	681,800	977,402
Ratio to total loan balance (a) / (d)	**0.7%**	0.7%	1.2%	0.0%	-0.5%
Loans to substandard debtors (b)+(c)	**79,949**	87,388	70,694	-7,439	9,254

Note: Partial direct write-offs: Sep. 2006: 26.8 billion yen, Mar. 2006: 37.7 billion Yen, Sep. 2005: 87.6 billion Yen

2) Principal guaranteed trust a/c (Non-consolidated)

	Millions of Yen				
	Sep. 2006	Mar. 2006	Sep. 2005	Change from Mar. 2006	Change from Sep. 2005
Assets classified under the Financial reconstruction law (e)	**20,020**	31,898	14,807	-11,878	5,212
Loans in bankrupt and practically bankrupt	**2,309**	3,157	3,363	-848	-1,053
Doubtful loans	**630**	867	1,228	-236	-598
Substandard loans (f)	**17,080**	27,873	10,216	-10,792	6,864
Ordinary assets	**390,083**	519,854	624,081	-129,770	-233,997
Loans to substandard debtors (excluding Substandard loans) (g)	**1,226**	1,779	239	-553	986
Loans to special mention debtors (excluding (f) and (g))	**1,897**	6,931	11,724	-5,034	-9,827
Loans to ordinary debtors	**386,959**	511,142	612,116	-124,182	-225,156
Total loan balance (h)	**410,104**	551,752	638,888	-141,648	-228,784
Ratio to total loan balance (e) / (h)	**4.9%**	5.8%	2.3%	-0.9%	2.6%
Loans to substandard debtors (f)+(g)	**18,307**	29,653	10,456	-11,346	7,851

3) Asset classified under the Financial reconstruction law as of September 30, 2006 (Non-consolidated)

(Banking a/c) (in millions of Yen)

	Balance	Coverage ratio	Collateral/Reserves		Reserve ratio
Loans in bankrupt/ practically bankrupt (A)	(a) 3,661 (4,145)	100% (100%)	Specific loan loss reserves (b)	440	100% (100%)
			Guarantee and collateral (c)	3,221	(b) / ((a)-(c))
Doubtful loans (B)	(d) 22,789 (18,456)	84% (88%)	Uncovered	3,571	74% (76%) (e) / ((d)-(f))
			Specific loan loss reserves (e)	10,278	
			Guarantee and collateral (f)	8,940	
Substandard loans (C)	(g) 53,725 (54,873)	65% (67%)	Uncovered	18,716	29% (33%) (h) / ((g)-(i))
			General reserves (h)	8,010	
			Guarantee and collateral (i)	26,999	
Ordinary assets	11,617,493 (10,938,394)		General reserves	41,853	
			Reserves for loans to borrowers in specific foreign countries	550	
Total	11,697,670 (11,015,869)		Total of (A), (B) and (C)	80,176 (77,474)	Ratio to total loan balance 0.7%

(Principal guaranteed trust a/c) (in millions of Yen)

	Balance	Coverage Ratio	Collateral/Reserves		Reserves for principal
Loans in bankrupt/ practically bankrupt (D)	2,309 (3,157)	100% (100%)	Guarantee and collateral	2,309	Reserves for loan trust 4,630
Doubtful loans (E)	630 (867)	100% (93%)	Guarantee and collateral	630	Reserves for JOMT (Jointly-operated money trust) 852
Substandard loans (F)	17,080 (27,873)	100% (85%)	Guarantee and collateral	17,080	
Ordinary assets	390,083 (519,854)				
Total	410,104 (551,752)		Total of (D), (E) and (F)	20,020 (31,898)	Ratio to total loan balance 4.9%

(Banking a/c and principal guaranteed trust a/c combined)

Grand total	12,107,774 (11,567,622)	Total of (A),(B),(C),(D),(E) and (F)	100,196 (109,373)	Ratio to grand total loan balance 0.8%

Note: Numbers in parenthesis are as of Mar. 2006

4) Reserve ratio for loans to special mention/ordinary debtors (general reserves) (Banking a/c) (Non-consolidated)

	Percentage points				
	Sep. 2006	Mar. 2006	Sep. 2005	Change from Mar. 2006	Change from Sep. 2005
Special mention	**9.3**	8.2	8.1	1.1	1.2
Substandard debtors	**12.2**	15.4	10.8	-3.2	1.4
Against uncovered portion	**37.7**	44.6	30.8	-6.9	6.9
Other than substandard debtors	**8.6**	6.6	7.4	2.0	1.2
Ordinary debtors	**0.1**	0.1	0.1	0.0	0.0

Note: Reserve ratio = general reserves/loan amount

(3) Final disposal of non-performing loans

(Banking a/c and principal guaranteed trust a/c combined)

1) Loans outstanding indoubtful or worse categories (Non-consolidated)

Total

	Billions of Yen									
	Before Sep. 2002	Mar. 2003	Sep. 2003	Mar. 2004	Sep. 2004	Mar. 2005	Sep. 2005	Mar. 2006	Sep. 2006	Change from Mar. 2006
Loans in bankrupt/practically bankrupt	**125.9**	**29.0**	**25.7**	**18.7**	**79.2**	**15.5**	**42.2**	**7.3**	**6.0**	**-1.3**
Doubtful loans	**836.8**	**176.7**	**133.6**	**113.1**	**47.9**	**88.1**	**20.6**	**19.3**	**23.4**	**4.1**
Total	**962.7**	**205.7**	**159.4**	**131.8**	**127.1**	**103.6**	**62.9**	**26.6**	**29.4**	**2.8**
Loans outstanding in doubtful or worse categories as of Sep. 2002 and disposal thereafter										
Loans in bankrupt/practically bankrupt	125.9	27.3	23.7	14.4	71.6	7.9	4.8	4.6	3.6	-1.0
Doubtful loans	836.8	132.3	108.8	85.2	18.6	13.4	7.8	6.3	5.7	-0.5
Total	962.7	159.6	132.5	99.6	90.2	21.3	12.6	10.9	9.3	-1.5
New entry to doubtful or worse categories during 2HFY2002 and disposal thereafter										
Loans in bankrupt/practically bankrupt		1.8	1.2	1.1	0.5	0.2	0.1	0.2	0.1	-0.0
Doubtful loans		44.3	9.0	2.1	1.0	0.5	0.5	0.2	0.2	-0.0
Total		46.1	10.2	3.1	1.4	0.7	0.6	0.4	0.3	-0.1
New entry to doubtful or worse categories during 1HFY2003 and disposal thereafter										
Loans in bankrupt/practically bankrupt			0.9	0.5	1.7	0.2	0.5	0.3	0.3	-0.0
Doubtful loans			15.8	12.9	7.1	6.8	4.6	0.3	0.4	0.1
Total			16.7	13.4	8.8	6.9	5.1	0.6	0.7	0.1
New entry to doubtful or worse categories during 2HFY2003 and disposal thereafter										
Loans in bankrupt/practically bankrupt				2.7	3.9	1.5	1.0	0.6	0.1	-0.6
Doubtful loans				13.0	8.4	0.4	0.3	0.1	0.1	-0.0
Total				15.7	12.3	1.9	1.3	0.8	0.2	-0.6
New entry to doubtful or worse categories during 1HFY2004 and disposal thereafter										
Loans in bankrupt/practically bankrupt					1.5	0.9	0.3	0.2	0.1	-0.1
Doubtful loans					12.8	2.1	1.8	1.5	1.1	-0.5
Total					14.3	3.0	2.1	1.8	1.2	-0.6
New entry to doubtful or worse categories during 2HFY2004 and disposal thereafter										
Loans in bankrupt/practically bankrupt						4.7	34.1	0.5	0.3	-0.2
Doubtful loans						65.0	0.6	0.5	0.4	-0.1
Total						69.7	34.8	1.0	0.7	-0.3
New entry to doubtful or worse categories during 1HFY2005 and disposal thereafter										
Loans in bankrupt/practically bankrupt							1.4	0.3	0.4	0.1
Doubtful loans							5.1	3.3	2.7	-0.6
Total							6.4	3.6	3.1	-0.6
New entry to doubtful or worse categories during 2HFY2005 and disposal thereafter										
Loans in bankrupt/practically bankrupt								0.6	0.4	-0.3
Doubtful loans								7.0	3.3	-3.7
Total								7.7	3.7	-4.0
New entry to doubtful or worse categories during 1HFY2006 and disposal thereafter										
Loans in bankrupt/practically bankrupt									0.7	
Doubtful loans									9.6	
Total									10.3	

2) Progress of final disposal

(Non-consolidated)

(in Billions of Yen)

Period	Primary amount	Amount as of 1HFY2006	Quasi final disposal or in the process of final disposal	Amount of final disposal during 1HFY2006	Ratio of final disposal progression (%)	Adjusted ratio of final disposal progression (*) (%)
Before 1HFY2002	962.7	9.3	3.1	1.5	99.0	99.4
2HFY2002	46.1	0.3	0.1	0.1	99.3	99.6
1HFY2003	16.7	0.7	0.4	-0.1	96.0	98.4
2HFY2003	15.7	0.2	0.0	0.6	99.0	99.2
1HFY2004	14.3	1.2	0.0	0.6	91.7	91.9
2HFY2004	69.7	0.7	0.3	0.3	99.0	99.4
1HFY2005	6.4	3.1	1.7	0.6	52.7	79.4
2HFY2005	7.7	3.7	0.2	4.0	52.0	54.1
1HFY2006	10.3	10.3	0.2	-	-	1.7
Total		29.4	6.1	7.6		

(*) Ratio of final disposal progression considering quasi final disposal

3. Deferred tax assets

(1) Major factors for deferred tax assets and deferred tax liabilities
(Consolidated)

	Billions of Yen	
	Sep. 2006	Mar. 2006
Deferred tax assets (on the balance sheet) (1)	**20.0**	20.3
Reserves for possible loan losses (including taxable losses on write-offs)	**27.9**	9.1
Devaluation of securities	**33.2**	34.8
Reserves for employee retirement benefit	**24.1**	16.1
Loss carry forwards	**13.8**	49.3
Unrealized profit	**2.2**	3.0
Others	**26.0**	26.6
Valuation allowance	**-20.2**	-24.2
Offset with deferred tax liabilities	**-87.1**	-94.6
Deferred tax liabilities (on the balance sheet) (2)	**78.7**	77.0
Net unrealized gains on available-for-sale securities	**156.5**	167.4
Others	**9.4**	4.1
Offset with deferred tax assets	**-87.1**	-94.6
Net deferred tax assets (1)-(2)	**-58.7**	-56.7
Percentage to Tier 1	**-**	-
Tier 1	**964.6**	909.3

Note: Due to the offset result is negative (deferred tax liabilities), number is stated " - ".

(Non-consolidated)

	Billions of Yen	
	Sep. 2006	Mar. 2006
Deferred tax assets (on the balance sheet) (1)	**-**	-
Reserves for possible loan losses (including taxable losses on write-offs)	**20.7**	2.1
Devaluation of securities	**33.2**	34.8
Reserves for employee retirement benefit	**11.6**	11.8
Loss carry forwards	**-**	33.3
Others	**21.9**	18.7
Valuation allowance	**-6.4**	-6.4
Offset with deferred tax liabilities	**-81.0**	-94.4
Deferred tax liabilities (on the balance sheet) (2)	**78.4**	76.7
Net unrealized gains on available-for-sale securities	**156.2**	167.3
Others	**3.2**	3.9
Offset with deferred tax assets	**-81.0**	-94.4
Net deferred tax assets (1)-(2)	**-78.4**	-76.7
Percentage to Tier 1	**-**	-
Tier 1	**1,019.8**	978.1

Note: Due to the offset result is negative (deferred tax liabilities), number is stated " - ".

(2) Adequacy for calculating and posting net deferred tax assets (Non-consolidated)

Amount of loss carried forward has been used up in 1HFY2006.

Thus, the item 2 of the practical guideline, " Treatment for audit of recoverability of deferred tax assets"(*) is applicable.

And net deferred tax assets are posted based on the tax planning with limits of not more than the total future taxable income.

(*) Classification of companies in the practical guideline, the Japanese Institute of Certified Public Accountants ("JICPA") Industry Auditing Committee Report No. 66 Treatment for audit of recoverability of deferred tax assets (November 9, 2001)

Item 2: Companies which show stable business performance but do not report taxable income enough for covering temporary differences that will result in deductible amounts in the future years.

	Billions of Yen				
	FY2005	FY2004	FY2003	FY2002	FY2001
Taxable income before deduction of loss carry forwards	**93.6**	103.2	33.8	-221.2	52.4
Net business profit before credit costs	**164.6**	148.2	145.0	158.8	150.2